UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2015

May 15, 2015

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
General meeting of shareholders:	June 25, 2015
Dividend payment date:	June 25, 2015
Securities report issuing date:	June 25, 2015
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2015

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2015	5,638,402	8.9	1,713,001	1.1	1,033,759	5.0
March 31, 2014	5,176,102	8.7	1,694,820	26.1	984,845	15.5

(*)	Comprehensive income

                   March 31, 2015: 3,455,231 million yen     102.2%                ;         March 31, 2014: 1,708,923 million yen     (16.3)%

	Net Income per Common Stock	Diluted Net Income per Common Stock	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2015	73.22	72.94	7.4	0.6	30.4
March 31, 2014	68.29	68.04	8.1	0.7	32.7

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2015: 159,637 million yen;         March 31, 2014: 112,470 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2015	286,149,768	17,287,533	5.4	1,092.75
March 31, 2014	258,131,946	15,112,895	5.1	893.77

(Reference) Shareholders’ equity as of     March 31, 2015: 15,317,940 million yen;     March 31, 2014: 13,056,060 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2015	(2,095,748)	6,501,689	(1,156,621)	9,990,035
March 31, 2014	(4,089,035)	6,001,400	(1,007,086)	6,487,918

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2014	—	7.00	—	9.00	16.00	226,619	23.4	1.9
ended March 31, 2015	—	9.00	—	9.00	18.00	253,695	24.6	1.8
ending March 31, 2016 (Forecast)	—	9.00	—	9.00	18.00	——	26.6	——

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2016 (Consolidated)

MUFG has set an earnings target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance. Please see “3. Management Policy (4) Management Target”, for further information of the target.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

Note: For more details, please see “Change in Accounting Policies” in page 27 of Appendix.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2015	14,168,853,820 shares
	March 31, 2014	14,164,026,420 shares
(B) Treasury stocks:	March 31, 2015	151,014,803 shares
	March 31, 2014	2,554,673 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2015	14,119,202,720 shares
	Fiscal year ended March 31, 2014	14,159,590,678 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2015

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2015	585,805	126.5	564,394	135.4	551,691	143.5	553,400	128.9
March 31, 2014	258,686	16.7	239,799	16.9	226,553	19.0	241,732	28.5

	Net Income per Common Stock		Diluted Net Income per Common Stock
	yen		yen
Fiscal year ended
March 31, 2015	39.19		39.14
March 31, 2014	15.80		15.78

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2015	10,646,262	8,357,950	78.4	595.56
March 31, 2014	10,932,276	8,623,215	78.8	580.04

(Reference) Shareholders’ equity as of March 31, 2015: 8,349,679 million yen; March 31, 2014: 8,614,482 million yen

*Disclosure regarding the execution of the audit process

This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
(3) Basic policy regarding profit distribution and dividends for fiscal years 2014 and 2015	4
2. Information on Mitsubishi UFJ Financial Group (MUFG Group)	5
3. Management Policy	8
(1) Principal management policy	8
(2) Medium- and long-term management strategy	8
(3) Key issues	9
(4) Management Target	11
4. Basic Views on Selection of Accounting Standards	11
5. Consolidated Financial Statements	12
(1) Consolidated Balance Sheets	12
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	14
(3) Consolidated Statements of Changes in Net Assets	17
(4) Consolidated Statements of Cash Flows	19
Notes to the Consolidated Financial Statements	21
Notes on Going-Concern Assumption
Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements
Change in Accounting Policies
Consolidated Balance Sheet
Consolidated Statements of Income
Consolidated Statements of Changes in Net Assets
Consolidated Statements of Cash Flows
Financial Instruments
Securities
Money Held in Trust
Net Unrealized Gains (Losses) on Other Securities
Business Combinations
Segment Information
Per Share Information
6. Non-consolidated Financial Statements	45
(1) Non-consolidated Balance Sheets	45
(2) Non-consolidated Statements of Income	47
(3) Non-consolidated Statements of Changes in Net Assets	48
Notes on Going-Concern Assumption	50
7. Other	50
(1) Changes of Directors and Corporate Auditors	50

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2015”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 15, 2015 (Friday)
Explanation for investors and analysts:	May 22, 2015 (Friday)

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2015)

Global economy showed gradual recovery during the fiscal year ended March 31, 2015, despite some events which increased financial and economic uncertainties, such as a sudden decrease in oil price. The U.S. economy, led by the domestic demand, maintained the momentum of recovery reflecting an improvement in employment environment, which caused the U.S. equity market to show upward trend throughout the period. European countries kept struggling with the fiscal and financial structural issues and the regional economy remained sluggish, although some signs of improvement can be observed recently. Asian countries showed a stable economic growth reflecting strong consumer expenditures in the ASEAN (Association of South-East Asian Nations) countries, despite a slowdown in Chinese economy. Amidst such conditions, Japanese economy kept gradual recovery overcoming an adverse impact of an increase in the consumption tax rate in April 2014. Private consumption in Japan, especially in the first half of the fiscal year ended March 31, 2015, was strongly affected by the higher tax rate, but its negative effect lessened towards the end of the fiscal year. Capital expenditure in Japan increased reflecting higher corporate earnings taking advantage of the depreciation of the Japanese yen against major currencies such as the U.S. dollar during the period.

The Federal Reserve terminated its asset purchase operations while keeping its policy rate at a historical low level. The European Central Bank further loosened its monetary policy by cutting the policy rates, introducing negative interest rates on excess reserve balances deposited to the central banks, and beginning to purchase assets such as sovereign bonds issued by the European countries, in order to tackle with the deflation risk in the region. The Bank of Japan expanded its quantitative and qualitative easing measures in October 2014 in order to achieve its targeted inflation rate of 2%. In the circumstances, the interest rates in Japan remained low during the period and hit a historical low level of below 0.2% in January 2015. The Japanese yen was depreciated further against the U.S. dollar especially in the second half of the fiscal year ended March 31, 2015. Japanese equity market remained firm to hit 19,000 yen level, reflecting improvements in the corporate earnings and the strong U.S. equity market.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2015 increased 475.5 billion yen from the previous fiscal year to 4,229.0 billion yen. This was mainly due to increases in net interest income from overseas loan businesses and net fees and commissions from sales of investment products and investment banking business, as well as a positive impact of the consolidation of Bank of Ayudhya (Krungsri), despite tighter domestic deposit-loan margin. General and administrative (G&A) expenses for the fiscal year ended March 31, 2015 increased 294.7 billion yen from the previous fiscal year, mainly due to an increase in costs in overseas businesses as well as due to the consolidation of Krungsri. The increase in the consumption tax rate in Japan also contributed to the increase in G&A expenses. As a result, net business profits were 1,644.9 billion yen, an increase of 180.8 billion yen from the previous fiscal year.

Mitsubishi UFJ Financial Group, Inc.

Total credit costs for the fiscal year ended March 31, 2015 increased 173.5 billion yen from the previous fiscal year, mainly due to an increase in provision for allowance for credit losses. Net gains (losses) on equity securities decreased 51.4 billion yen from the previous fiscal year, mainly due to a decrease in gains on sales of equity securities.

As a result, ordinary profits for the fiscal year ended March 31, 2015 were 1,713.0 billion yen, an increase of 18.1 billion yen from the previous fiscal year, and consolidated net income for the fiscal year ended March 31, 2015 was 1,033.7 billion yen, an increase of 48.9 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2015	For the fiscal year ended March 31, 2014	Increase (Decrease)
Gross Profits before credit costs for trust accounts	4,229.0	3,753.4	475.5
General and administrative expenses	2,584.1	2,289.3	294.7
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,644.9	1,464.1	180.8
Credit costs	(227.8)	(133.8)	(93.9)
Net gains (losses) on equity securities	93.1	144.5	(51.4)
Other non-recurring gains (losses)	202.8	219.9	(17.1)
Profits (Losses) from investments in affiliates	159.6	112.4	47.1
Ordinary profits	1,713.0	1,694.8	18.1
Net extraordinary gains (losses)	(98.2)	(151.7)	53.5
Total of income taxes-current and income taxes-deferred	(467.7)	(439.9)	(27.7)
Minority interests	(113.2)	(118.1)	4.9
Net income (losses)	1,033.7	984.8	48.9
Total credit costs *1	(161.6)	11.8	(173.5)

*1	Included gains on loans written-offs

(Earnings Target for the fiscal year ending March 31, 2016)

MUFG has set an earnings target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance. Please see “3. Management Policy (4) Management Target”, for further information of the target.

(2)  Analysis of financial condition

Total assets as of March 31, 2015 increased 28,017.8 billion yen from March 31, 2014 to 286,149.7 billion yen, and total net assets as of March 31, 2015 increased 2,174.6 billion yen from March 31, 2014 to 17,287.5 billion yen. The increase in total net assets was mainly due to increases in retained earnings and net unrealized gains on other securities.

Mitsubishi UFJ Financial Group, Inc.

With regard to major items of assets, securities as of March 31, 2015 decreased 977.3 billion yen from March 31, 2014 to 73,538.1 billion yen and loans and bills discounted as of March 31, 2015 increased 7,429.4 billion yen from March 31, 2014 to 109,368.3 billion yen. With regard to major items of liabilities, deposits as of March 31, 2015 increased 8,597.1 billion yen from March 31, 2014 to 153,357.4 billion yen.

With regard to MUFG’s consolidated risk-adjusted capital ratio based on the Basel 3 Standards as of March 31, 2015, Common Equity Tier 1 capital ratio was 11.14%, Tier 1 ratio was 12.62% and Total capital ratio was 15.68%.

(3)  Basic policy regarding profit distribution and dividends for fiscal years 2014 and 2015

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to aim for a stable and continuous increase in dividends per share through growth in profits.

With respect to the year-end dividend for common stock for fiscal year 2014, MUFG plans to pay ¥9 per share. As a result, the annual dividend for fiscal year 2014, including the interim dividend of ¥9 per share, is expected to be ¥18 per share, which is an increase of ¥2 from the annual dividend of ¥16 paid for the previous fiscal year.

The annual dividend forecast for common stock for fiscal year 2015 is ¥18 per share, which is the same amount as the annual dividend to be paid for fiscal year 2014.

Mitsubishi UFJ Financial Group, Inc.

2.  Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 226 consolidated subsidiaries, and 62 equity-method affiliates. MUFG’s goal is to be the world’s most trusted financial group, and it is engaged primarily in the banking, trust banking and securities businesses, while also conducting business in credit cards and consumer finance, leasing, asset management and other areas. The Group conducts reporting of its main entities (on a consolidated basis) on a segmental basis and the relationships between MUFG and its major related companies are as shown in the chart below.

(As of March 31, 2015)

○: Consolidated subsidiary ◇: Equity-method accounted affiliate

Mitsubishi UFJ Financial Group

Mitsubishi UFJ Financial Group, Inc.

Group	Company
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	○The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	○kabu.com Securities Co., Ltd. ＊1
	○MU Frontier Servicer Co., Ltd.
	○Mitsubishi UFJ Factors Limited
	○Mitsubishi UFJ Research and Consulting Co., Ltd.
	○Mitsubishi UFJ Capital Co., Ltd.
	◇JACCS CO., LTD.
	◇Jibun Bank Corporation
	◇JALCARD, INC.
	◇BOT Lease Co., Ltd.
	◇The Chukyo Bank, Ltd.
	○MUFG Americas Holdings Corporation
	○BTMU Capital Corporation
	○BTMU Leasing & Finance, Inc.
	○Bank of Ayudhya Public Company Limited
	○PT U Finance Indonesia
	○PT. BTMU-BRI Finance
	◇Vietnam Joint Stock Commercial Bank for Industry and Trade
	◇Dah Sing Financial Holdings Limited
Mitsubishi UFJ Trust and Banking Corporation	○Mitsubishi UFJ Trust and Banking Corporation
	○The Master Trust Bank of Japan, Ltd.
	○MU Investments Co., Ltd.
	○Mitsubishi UFJ Asset Management Co., Ltd. ＊2
	○Mitsubishi UFJ Real Estate Services Co., Ltd.
	○Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
	○Mitsubishi UFJ Baillie Gifford Asset Management Limited
	○Mitsubishi UFJ Global Custody S.A.
	○Mitsubishi UFJ Asset Management (UK) Limited
	○Mitsubishi UFJ Fund Services Holdings Limited
	○Mitsubishi UFJ Trust International Limited
	◇Aberdeen Asset Management PLC
	◇AMP Capital Holdings Limited
Mitsubishi UFJ Securities Holdings Co., Ltd.	○Mitsubishi UFJ Securities Holdings Co., Ltd.
	○Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
	○Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd.
	○KOKUSAI Asset Management Co., Ltd. ＊2
	◇Morgan Stanley MUFG Securities Co., Ltd.
	◇Marunouchi Capital Co., Ltd.
	○Mitsubishi UFJ Securities International plc
	○Mitsubishi UFJ Securities (USA), Inc.
	○Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
	○Mitsubishi UFJ Securities (HK) Holdings, Limited
CF subsidiaries ＊3	○Mitsubishi UFJ NICOS Co., Ltd.
	○ACOM CO., LTD.
Other businesses	◇Mitsubishi UFJ Lease & Finance Company Limited
	◇Mitsubishi Research Institute DCS Co., Ltd.
	◇Morgan Stanley

*1.	On April 1, 2015 Kabu.com Securities Co., Ltd. underwent a share transfer within the MUFG Group, becoming a subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd., from its former position as a subsidiary of the Bank of Tokyo-Mitsubishi UFJ, Ltd.
*2.	On July 1, 2015 Mitsubishi UFJ Asset Management Co., Ltd. and KOKUSAI Asset Management Co., Ltd. plan to merge to become Mitsubishi UFJ Kokusai Asset Management Co., Ltd.
*3.	Consumer finance subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

The Group has a combined group organization through which it seeks as a unified group to meet the financial needs of its customers by providing financial products and services that transcend traditional business boundaries. A system of integrated business groups has been introduced under which the group formulates a unified strategy and pursues its business based on coordination between group companies.

(As of May 15, 2015)

General Meeting of Shareholders
Corporate Auditors Board of Corporate Auditors
Board of Directors
Governance Committee
Nomination and Compensation Committee
Risk Committee
Internal Audit and Compliance Committee
Advisory Board
Global Advisory Board
Executive Committee
Supporting Committees
Integrated Retail Banking Business Group
Retail Business Planning Division
Retail Affiliates Office
Retail Academy *
Marketing Office *
Retail & Corporate Business Collaboration Office *
Retail Branch Management Division
Retail Academy *
Retail & Corporate Business Promotion Office *
Retail Business Development Division
Financial Instruments Intermediary Service Office
Bancassurance Strategy Office
Private Banking Division
Business Owner PB Planning Office *
Retail Trust Business Office
Retail Business Promotion Planning Division
Marketing Office *
Retail Trust Business Planning Division
Integrated Corporate Banking Business Group
Corporate Business Planning Division
Corporate Business Career Strategy Office
Retail & Corporate Business Collaboration Office *
Trust Business Planning Division
Corporate & Investment Banking Planning Division
Corporate Business Development Division
Retail & Corporate Business Promotion Office *
Business Owner PB Planning Office *
Integrated Trust Assets Business Group
Asset Management and Administration Planning Division
Integrated Global Business Group
Global Planning Division
Global Business Development Office
Global Business Promotion Office
EPS FBO Implementation Office *
Risk Management & Compliance Division for Global Business & Markets *
Americas Holdings Division
Americas Enterprise Risk Management Office
EPS FBO Implementation Office *
Group Strategy Division for EMEA
Risk Monitoring Office for EMEA
Group Strategy Division for Asia & Oceania
Risk Monitoring Office for Asia *
Group Strategy Division for East Asia
Risk Monitoring Office for Asia *
Integrated Global Markets Business Group
Global Markets Planning Division
Global Markets S&T Project Management Office
Risk Management & Compliance Division for Global Business & Markets *
Corporate Administration Division
Corporate Planning Division
Strategic Alliance Office
Global Regulatory Affairs Office
EPS FBO Implementation Office *
Public Relations Division
Financial Planning Division
Financial Accounting Office
Tax Planning Office
Investor Relations Office
IFRS Project Management Office
Management Information Office *
CSR Promotion Division
Corporate Risk Management Division
Management Information Office *
Research & Development Office
Credit & Investment Management Division
Compliance Division
Conflict-of-Interest Management Office
Legal Division
Internal Audit Division
U.S. Internal Audit Office
Operations & Systems Planning Division

* Offices marked with an asterisk are shared by multiple divisions or are jointly administered within a division

Mitsubishi UFJ Financial Group, Inc.

On June 25, 2015, subject to approval by its General Meeting of Shareholders, MUFG plans to change its corporate structure from being a company with a board of corporate auditors to a company with three committees. In addition, on July 3, 2015 it will undergo a structural reorganization, with the new structure outlined as follows.

(As of July 3, 2015)

Nominating and Governance Committee *
Remuneration Committee
Audit Committee
Risk Committee
Advisory Board
Global Advisory Board
General Meeting of Shareholders
Board of Directors
Executive Committee
Supporting Committees
Retail Banking Business Group
Corporate Banking Business Group
Financial Solutions Unit *
Trust Assets Business Group
Global Business Group
Financial Solutions Unit *
Global Markets Business Group
Retail Business Planning Division
Retail Branch Management Division
Retail Business Development Division
Private Banking Division
Retail Business Promotion Planning Division
Retail Trust Business Planning Division
Corporate Business Planning Division
Trust Business Planning Division
Financial Solutions Planning Division *
Asset Management and Administration Planning Division
Global Planning Division
Financial Solutions Planning Division *
Americas Holdings Division
Group Strategy Division for EMEA
Group Strategy Division for Asia & Oceania
Group Strategy Division for East Asia
Global Markets Planning Division
Corporate Administration Division
Human Resources Division
Corporate Planning Division
Financial Planning Division
Corporate Communication Division
Corporate Risk Management Division
Credit Policy & Planning Division
Compliance Division
Global Compliance Division
Global Financial Crimes Intelligence Division
Legal Division
Internal Audit Division
Operations & Systems Planning Division
Digital Innovation Division
Retail Affiliates Office
Retail Academy *
Marketing Office *
Retail Academy *
Retail & Corporate Business Promotion Office *
Retail Branch Service Innovation Office
Securities Business Promotion Office
Bancassurance Strategy Office
Business Owner PB Planning Office *
Retail Trust Business Office
Marketing Office *
Corporate Business Career Strategy Office
Retail & Corporate Business Collaboration Office *
Business Owner PB Planning Office *
Global Business Development Office
Global Business Promotion Office
EPS FBO Implementation Office *
Americas Enterprise Risk Management Office
EPS FBO Implementation Office *
Risk Monitoring Office for EMEA
Risk Monitoring Office for Asia *
Risk Monitoring Office for Asia *
Global Markets S&T Project Management Office
Executive Secretariat
Diversity & Inclusion Office
Global Human Resources Office
Human Rights Promotion Office
Government & Regulatory Affairs Office
Strategic Alliance Office
Economic Research Office
EPS FBO Implementation Office *
Office of the CFO
Management Information Office *
Financial Accounting Office
Tax Planning Office
IFRS Project Management Office
Investor Relations Office
Media Relations Office
Market Risk Management Office
Liquidity Risk Management Office
Management Information Office *
Research & Development Office
Credit Risk Management Office
Conflict-of-Interest Management Office
Customer Protection Office
Anti-Money Laundering Office
Americas Audit Office
Cyber Security Office
* Offices marked with an asterisk are shared by multiple divisions or are jointly administered within a division

** The Nominating and Governance Committee is a nomination committee under the Companies Act.

Mitsubishi UFJ Financial Group, Inc.

3.  Management Policy

(1)  Principal management policy

MUFG Group has formulated the Group Corporate Vision to clarify the nature of the Group’s overall mission and the type of group it should aspire to be, and as a shared credo to unify the hearts and minds of Group employees, while meeting the expectations of our customers and society. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

•	Corporate Vision

(2)  Medium- and long-term management strategy

The operating environment for financial institutions is transforming substantially amidst such trends as the changes in consumption patterns stemming from the aging of the Japanese population and its declining birthrate and the advance of information and communications technology. It is crucial to the further progress of the MUFG Group for us to maintain an accurate understanding of such changes, and undertake the evolution and reformation of our business model as a preemptive response to these changes. Based on this recognition, the MUFG Group turned its eye toward the expected operating environment changes over the next decade, and launched the new medium-term business plan, which outlines the strategies that will be implemented over the first three years of this period (fiscal 2015–fiscal 2017).

The basic policy of the new medium-term business plan was defined as “Evolution and reformation to achieve sustainable growth for MUFG,” and we formulated the Group business strategies and the administrative practices and business foundation strategies of the plan based on three strategic focuses: “Customer perspective,” “Group-driven approach,” and “Productivity improvements.” “Customer perspective” calls on us to develop businesses based on changing customer needs. “Group-driven approach” inspires us to bolster inter-Group company unity and consider how to optimize our business on a Group-wide basis. “Productivity improvements” encapsulates our commitment to boosting competitiveness by pursuing higher levels of rationality and efficiency.

Mitsubishi UFJ Financial Group, Inc.

By steadily advancing the new medium-term business plan, the MUFG Group will pursue improved corporate value and work to live up to the expectations of its customers, shareholders, employees, and other stakeholders.

(3) Key issues

In fiscal 2014, despite the downturn in consumer spending following the consumption tax hike, steady progress was made toward the recovery of the Japanese economy, which was supported by initiatives of government growth strategies as well as by strong corporate performance. In this environment, the MUFG Group finished up the medium-term business plan launched in fiscal 2012 through a concerted, Group-wide effort.

In fiscal 2015, the first year of the new medium-term business plan, MUFG will work to quickly build the foundations that will be needed to ensure the success of the plan and steadily advance its new measures centered on the following priority tasks.

Advancing Group business strategies

As part of our Group business strategies, we will maintain our focus on the Japanese market while simultaneously working to incorporate the growth of the global market and evolving and reforming our business model.

For individual customers, the Group will band together to provide assets management and administration services and asset inheritance support while helping to stimulate consumption by strengthening payment and consumer finance businesses.

To address the needs of SME customers, MUFG will work to provide smooth support for customers’ funding needs while also implementing initiatives in new business fields. Initiatives in new fields will include enhancing our M&A advisory service functions to respond to the rising number of business transferences and bolstering our ability to provide asset management solutions. At the same time, the Group will also accelerate efforts to contribute to the growth of customers through means such as offering business matching services.

Meanwhile, the MUFG Group will respond to the ever more advanced, diverse, and global needs of large companies through concerted efforts conducted on a Group-wide and global basis, and we will establish a unique global Corporate & Investment Banking (CIB)*1 model to aid us in this endeavor. As part of this process, we will consolidate the Group’s sector-specific expertise while deepening strategic collaboration with Morgan Stanley.

In sales and trading operations*2, we intend to leverage the strengths and specialties of Group companies to boost our competitiveness. Specifically, MUFG will push forward with efforts to strengthen its ability to provide products and services that address the diverse needs of various customers, such as corporations and institutional investors, on a global basis.

As for asset management and investor service operations, MUFG is committed to establishing a firm position as a global player in the fields of alternative investment investor services and asset management operations in the United States, Asia, and other regions. Both organic and non-organic strategies will be employed in pursuing this goal.

Mitsubishi UFJ Financial Group, Inc.

In transaction banking*3 operations, we aim to build an unrivaled position in the domestic market. At the same time, we will redouble efforts to address cross-border business flows, and expand trade finance operations. In addition, we will bolster product competitiveness and step up inter-regional collaboration to increase deposit balances.

Outside Japan, MUFG is working to establish and strengthen unique, comprehensive commercial banking platforms. These efforts are centered around Bank of Ayudhya Public Company Limited and MUFG Union Bank, N.A. The Group’s overseas operations have previously focused primarily on transactions with large companies, but in strengthening platforms we are branching out to accommodate local individual and SME customers.

*1	A business model that provides customers with end-to-end, comprehensive financial services including both Corporate Banking (e.g. deposits and loans) and Investment Banking (e.g. M&A advisory) services, in order to help customers increase their corporate value
*2	General term for sales operations involving the provision of financial products and solutions including foreign exchange and derivatives, and trading operations to buy and sell marketable products through inter-bank trading or trading on exchanges
*3	General term for deposit business, domestic exchange business, foreign exchange business, and related businesses such as cash management and trade finance

Enhancement of management fundamentals and controls

Strategies for enhancing management fundamentals and controls include the following measures to improve upon the financial base and administration practices that will underpin the evolution and reformation of business models.

In regard to Group administration practices, after receiving shareholder approval, MUFG will be converted into a company with three committees to further strengthen corporate governance systems, and governance will also be enhanced on both a Group and global basis. At the same time, MUFG is developing more evolved and advanced comprehensive risk management practices that address new regulations and progress in businesses while placing emphasis on managing risks in an integrated and preventative manner.

We aim to strengthen and streamline the Group business platform, and this will be done in part through shared usage of systems, back-office functions, and facilities on a Group-wide basis.

In managing the Group’s finances and capital, we will work to entrench frameworks for increasing returns on risks taken, which will be done while placing maintaining a strong capital base as the first priority. We will also diversify funding methods in consideration of global financial regulations.

Communication with outside stakeholders and Group employees will be conducted strategically and in a manner that is integrated on a Group-wide and global basis to maximize the benefits of this communication. We recognize internal communication as a means of fostering a corporate culture and creating sense of cohesion within the Group. Meanwhile, communication with outside parties contributes to improving customer satisfaction and brand value as well as to helping us fulfill our corporate social responsibility.

Mitsubishi UFJ Financial Group, Inc.

(4)  Management Target

MUFG has set an earnings target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2016.

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2016	For the six months ending September 30, 2015	For the fiscal year ended March 31, 2015 (Results)	For the six months ended September 30, 2014 (Results)
Total credit costs	(130.0)	(55.0)	(161.6)	41.1
Ordinary profits	1,560.0	790.0	1,713.0	949.8
Profits attributable to owners of parent	950.0	450.0	1,033.7	578.7

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	765.0	385.0	931.4	490.6
Total credit costs	0.0	5.0	(70.7)	66.9
Ordinary profits	770.0	395.0	902.6	547.2
Profits attributable to owners of parent	530.0	275.0	571.7	354.4

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	175.0	80.0	190.4	88.9
Total credit costs	(10.0)	(5.0)	(0.4)	9.3
Ordinary profits	170.0	75.0	210.0	110.1
Profits attributable to owners of parent	115.0	50.0	140.7	73.3

4. Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

Mitsubishi UFJ Financial Group, Inc.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Assets:
Cash and due from banks	23,969,883	40,488,318
Call loans and bills bought	826,851	604,625
Receivables under resale agreements	7,237,125	7,342,335
Receivables under securities borrowing transactions	4,181,660	4,633,544
Monetary claims bought	3,972,145	4,570,712
Trading assets	19,055,354	20,810,617
Money held in trust	583,692	700,218
Securities	74,515,573	73,538,191
Loans and bills discounted	101,938,907	109,368,340
Foreign exchanges	2,040,406	2,187,311
Other assets	8,809,286	10,119,936
Tangible fixed assets	1,540,031	1,352,727
Buildings	328,200	333,430
Land	744,755	744,416
Lease assets	14,096	11,181
Construction in progress	27,605	35,774
Other tangible fixed assets	425,372	227,924
Intangible fixed assets	1,483,352	1,297,277
Software	472,777	552,345
Goodwill	552,655	309,119
Lease assets	924	730
Other intangible fixed assets	456,995	435,082
Net defined benefit assets	460,836	504,761
Deferred tax assets	130,654	114,919
Customers’ liabilities for acceptances and guarantees	8,324,668	9,511,714
Allowance for credit losses	(938,483)	(995,784)

Total assets	258,131,946	286,149,768

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Liabilities:
Deposits	144,760,294	153,357,410
Negotiable certificates of deposit	15,548,170	16,073,850
Call money and bills sold	3,465,414	3,600,104
Payables under repurchase agreements	21,626,590	21,899,506
Payables under securities lending transactions	5,534,643	8,205,350
Commercial papers	1,473,631	2,179,634
Trading liabilities	13,964,961	15,521,917
Borrowed money	10,828,601	13,866,196
Foreign exchanges	1,109,198	1,496,476
Short-term bonds payable	435,808	789,512
Bonds payable	7,165,577	8,141,713
Due to trust accounts	1,945,151	3,183,295
Other liabilities	5,965,086	9,530,371
Reserve for bonuses	78,987	90,360
Reserve for bonuses to directors	627	454
Net defined benefit liabilities	51,651	62,121
Reserve for retirement benefits to directors	1,201	1,086
Reserve for loyalty award credits	13,541	15,375
Reserve for contingent losses	247,351	204,790
Reserves under special laws	2,853	3,771
Deferred tax liabilities	320,014	988,550
Deferred tax liabilities for land revaluation	155,026	138,669
Acceptances and guarantees	8,324,668	9,511,714

Total liabilities	243,019,051	268,862,234

Net assets:
Capital stock	2,140,488	2,141,513
Capital surplus	2,174,384	1,428,403
Retained earnings	7,033,125	7,860,410
Treasury stock	(1,699)	(101,661)

Total shareholders’ equity	11,346,299	11,328,666

Net unrealized gains (losses) on other securities	1,218,397	2,835,091
Net deferred gains (losses) on hedging instruments	8,295	83,194
Land revaluation excess	157,776	172,350
Foreign currency translation adjustments	407,229	951,547
Remeasurements of defined benefit plans	(81,937)	(52,909)

Total accumulated other comprehensive income	1,709,760	3,989,274

Subscription rights to shares	8,732	8,271
Minority interests	2,048,101	1,961,322

Total net assets	15,112,895	17,287,533

Total liabilities and net assets	258,131,946	286,149,768

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Ordinary income	5,176,102	5,638,402
Interest income	2,370,649	2,806,238
Interest on loans and bills discounted	1,598,033	1,835,445
Interest and dividends on securities	575,715	627,946
Interest on call loans and bills bought	10,493	11,813
Interest on receivables under resale agreements	47,372	53,712
Interest on receivables under securities borrowing transactions	6,651	9,237
Interest on deposits	46,741	63,470
Other interest income	85,641	204,612
Trust fees	107,935	111,916
Fees and commissions	1,344,241	1,508,698
Trading income	362,295	352,950
Other business income	467,214	407,668
Other ordinary income	523,766	450,930
Reversal of allowance for credit losses	86,543	—
Gains on loans written-off	59,208	64,735
Others	378,014	386,194
Ordinary expenses	3,481,282	3,925,400
Interest expenses	492,122	624,743
Interest on deposits	201,108	296,887
Interest on negotiable certificates of deposit	38,484	44,009
Interest on call money and bills sold	6,759	7,226
Interest on payables under repurchase agreements	36,022	39,075
Interest on payables under securities lending transactions	6,858	8,424
Interest on commercial papers	2,632	3,445
Interest on borrowed money	48,994	47,826
Interest on short-term bonds payable	561	661
Interest on bonds payable	100,183	132,499
Other interest expenses	50,516	44,686
Fees and commissions	183,904	200,094
Trading expenses	239	—
Other business expenses	223,152	133,275
General and administrative expenses	2,323,918	2,619,867
Other ordinary expenses	257,946	347,420
Provision for allowance for credit losses	—	62,012
Others	257,946	285,407

Ordinary profits	1,694,820	1,713,001

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Extraordinary gains	11,381	14,655
Gains on disposition of fixed assets	10,359	5,011
Gains on change in equity	—	9,643
Gains on step acquisitions	648	—
Gains on transfer of benefit obligation relating to employees’ pension fund	372	—
Extraordinary losses	163,170	112,899
Losses on disposition of fixed assets	7,863	9,938
Losses on impairment of fixed assets	126,924	11,487
Provision for reserve for contingent liabilities from financial instruments transactions	884	918
Settlement package	24,537	37,097
Losses on change in equity	790	33,291
Losses on sales of equity securities of subsidiaries	2,170	20,167

Income before income taxes and others	1,543,030	1,614,757

Income taxes-current	349,531	421,941
Income taxes-deferred	90,456	45,845

Total taxes	439,988	467,786

Income before minority interests	1,103,042	1,146,970

Minority interests	118,196	113,211

Net income	984,845	1,033,759

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Income before minority interests	1,103,042	1,146,970
Other comprehensive income
Net unrealized gains (losses) on other securities	20,135	1,595,505
Net deferred gains (losses) on hedging instruments	(37,316)	77,367
Land revaluation excess	(166)	14,149
Foreign currency translation adjustments	387,126	442,466
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	27,734	—
Remeasurements of defined benefit plans	—	27,880
Share of other comprehensive income of associates accounted for using equity method	208,366	150,891

Total other comprehensive income	605,881	2,308,260

Comprehensive income	1,708,923	3,455,231

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	1,588,609	3,313,220
Comprehensive income attributable to minority interests	120,314	142,011

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2014

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,139,378	2,172,930	6,267,976	(1,929)	10,578,356	1,207,963	45,146
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,109	1,108			2,217
Dividends from retained earnings			(216,183)		(216,183)
Net income			984,845		984,845
Repurchase of treasury stock				(51)	(51)
Disposal of treasury stock		346		281	627
Reversal of land revaluation excess			2,010		2,010
Changes in foreign affiliates’ interests in their subsidiaries			(3,534)		(3,534)
Changes associated with redemption of capitalized financial instruments issued by foreign affiliates			(1,988)		(1,988)
Net changes of items other than shareholders’ equity						10,433	(36,850)

Total changes during the period	1,109	1,454	765,149	230	767,943	10,433	(36,850)

Balance at the end of the period	2,140,488	2,174,384	7,033,125	(1,699)	11,346,299	1,218,397	8,295

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	Remeasurements of defined benefit plans	Total accumulated other comprehensive income	Subscription rights to shares	Minority interests	Total net asset
Balance at the beginning of the period	159,952	(195,421)	(59,379)	—	1,158,261	8,884	1,774,153	13,519,655
Changes during the period
Issuance of new shares-exercise of subscription rights to shares								2,217
Dividends from retained earnings								(216,183)
Net income								984,845
Repurchase of treasury stock								(51)
Disposal of treasury stock								627
Reversal of land revaluation excess								2,010
Changes in foreign affiliates’ interests in their subsidiaries								(3,534)
Changes associated with redemption of capitalized financial instruments issued by foreign affiliates								(1,988)
Net changes of items other than shareholders’ equity	(2,176)	602,650	59,379	(81,937)	551,499	(151)	273,948	825,296

Total changes during the period	(2,176)	602,650	59,379	(81,937)	551,499	(151)	273,948	1,593,239

Balance at the end of the period	157,776	407,229	—	(81,937)	1,709,760	8,732	2,048,101	15,112,895

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2015

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,140,488	2,174,384	7,033,125	(1,699)	11,346,299	1,218,397	8,295
Cumulative effects of changes in accounting policies		(346,454)	57,909		(288,545)
Restated balance	2,140,488	1,827,929	7,091,035	(1,699)	11,057,754	1,218,397	8,295
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,024	1,023			2,048
Dividends from retained earnings			(263,959)		(263,959)
Net income			1,033,759		1,033,759
Repurchase of treasury stock				(490,045)	(490,045)
Disposal of treasury stock		68		82	150
Retirement of treasury stock		(390,000)		390,000	—
Reversal of land revaluation excess			(424)		(424)
Changes in subsidiaries’ equity		(10,617)			(10,617)
Net changes of items other than shareholders’ equity						1,616,693	74,898

Total changes during the period	1,024	(399,526)	769,374	(99,962)	270,911	1,616,693	74,898

Balance at the end of the period	2,141,513	1,428,403	7,860,410	(101,661)	11,328,666	2,835,091	83,194

	(in millions of yen)
	Accumulated other comprehensive income					Subscription rights to shares	Minority interests	Total net assets
	Land revaluation excess	Foreign currency translation adjustments	Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	Remeasurements of defined benefit plans	Total accumulated other comprehensive income
Balance at the beginning of the period	157,776	407,229	—	(81,937)	1,709,760	8,732	2,048,101	15,112,895
Cumulative effects of changes in accounting policies		(219)		(152)	(371)		(14,360)	(303,277)
Restated balance	157,776	407,010	—	(82,090)	1,709,388	8,732	2,033,741	14,809,617
Changes during the period
Issuance of new shares-exercise of subscription rights to shares								2,048
Dividends from retained earnings								(263,959)
Net income								1,033,759
Repurchase of treasury stock								(490,045)
Disposal of treasury stock								150
Retirement of treasury stock								—
Reversal of land revaluation excess								(424)
Changes in subsidiaries’ equity								(10,617)
Net changes of items other than shareholders’ equity	14,574	544,537	—	29,180	2,279,885	(461)	(72,419)	2,207,004

Total changes during the period	14,574	544,537	—	29,180	2,279,885	(461)	(72,419)	2,477,916

Balance at the end of the period	172,350	951,547	—	(52,909)	3,989,274	8,271	1,961,322	17,287,533

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Income before income taxes and others	1,543,030	1,614,757
Depreciation	255,637	300,163
Impairment losses	126,924	11,487
Amortization of goodwill	36,830	17,787
Amortization of negative goodwill	(1,591)	—
Equity in losses (gains) of affiliates	(112,470)	(159,637)
Increase (decrease) in allowance for credit losses	(173,705)	46,037
Increase (decrease) in reserve for bonuses	8,868	10,321
Increase (decrease) in reserve for bonuses to directors	(333)	(172)
Decrease (increase) in net defined benefit assets	35,323	(62,696)
Increase (decrease) in net defined benefit liabilities	(46,685)	(1,601)
Increase (decrease) in reserve for retirement benefits to directors	(222)	(115)
Increase (decrease) in reserve for loyalty award credits	(141)	969
Increase (decrease) in reserve for contingent losses	(50,771)	(43,807)
Interest income recognized on statement of income	(2,370,649)	(2,806,238)
Interest expenses recognized on statement of income	492,122	624,743
Losses (gains) on securities	(287,463)	(208,271)
Losses (gains) on money held in trust	2,264	639
Foreign exchange losses (gains)	(2,177,403)	(1,213,235)
Losses (gains) on sales of fixed assets	(2,496)	4,926
Net decrease (increase) in trading assets	3,086,278	(1,337,542)
Net increase (decrease) in trading liabilities	(2,803,988)	1,181,142
Adjustment of unsettled trading accounts	(294,819)	889,029
Net decrease (increase) in loans and bills discounted	(6,608,052)	(5,909,031)
Net increase (decrease) in deposits	8,543,515	6,793,900
Net increase (decrease) in negotiable certificates of deposit	633,905	488,549
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(137,246)	3,247,294
Net decrease (increase) in due from banks (excluding cash equivalents)	(11,210,496)	(13,003,581)
Net decrease (increase) in call loans and bills bought and others	(1,141,168)	261,206
Net decrease (increase) in receivables under securities borrowing transactions	(1,546,761)	(370,559)
Net increase (decrease) in call money and bills sold and others	3,983,716	(350,881)
Net increase (decrease) in commercial papers	401,456	667,730
Net increase (decrease) in payables under securities lending transactions	1,490,264	2,657,417
Net decrease (increase) in foreign exchanges (assets)	(485,839)	(137,770)
Net increase (decrease) in foreign exchanges (liabilities)	234,959	375,867
Net increase (decrease) in short-term bonds payable	83,593	353,597
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	1,117,138	906,637
Net increase (decrease) in due to trust accounts	441,935	1,238,144
Interest income (cash basis)	2,542,087	2,917,319
Interest expenses (cash basis)	(499,345)	(636,368)
Others	981,842	(26,303)

Sub-total	(3,909,958)	(1,658,147)

Mitsubishi UFJ Financial Group, Inc.

	For the fiscal year	For the fiscal year
	ended	ended
(in millions of yen)	March 31, 2014	March 31, 2015
Income taxes	(230,581)	(463,446)
Refund of income taxes	51,504	25,845

Net cash provided by (used in) operating activities	(4,089,035)	(2,095,748)

Cash flows from investing activities:
Purchases of securities	(136,943,494)	(138,305,190)
Proceeds from sales of securities	108,333,935	110,348,143
Proceeds from redemption of securities	35,904,614	34,682,841
Increase in money held in trust	(1,657,637)	(479,026)
Decrease in money held in trust	1,483,685	576,140
Purchases of tangible fixed assets	(151,365)	(176,368)
Purchases of intangible fixed assets	(223,357)	(223,581)
Proceeds from sales of tangible fixed assets	31,251	12,393
Proceeds from sales of intangible fixed assets	1,404	19
Payments for transfer of business	(388,447)	—
Proceeds from transfer of business	53,033	—
Purchases of equity of consolidated subsidiaries	(43)	—
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(443,017)	(1,015)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	2,399	67,952
Others	(1,558)	(619)

Net cash provided by (used in) investing activities	6,001,400	6,501,689

Cash flows from financing activities:
Increase in subordinated borrowings	44,000	55,000
Decrease in subordinated borrowings	(116,500)	(74,800)
Increase in subordinated bonds payable and bonds with warrants	48,751	190,000
Decrease in subordinated bonds payable and bonds with warrants	(663,502)	(284,324)
Proceeds from issuance of common stock to minority shareholders	1,920	2,949
Decrease in redemption of preferred stocks	—	(137,400)
Dividend paid by MUFG	(216,106)	(263,978)
Dividend paid by subsidiaries to minority shareholders	(95,763)	(106,964)
Repayments to minority shareholders	(10,454)	(17,602)
Purchases of treasury stock	(45)	(490,044)
Proceeds from sales of treasury stock	610	2
Decrease related to purchases of subsidiaries’ equity not affecting the scope of consolidation	—	(29,463)
Others	5	4

Net cash provided by (used in) financing activities	(1,007,086)	(1,156,621)

Effect of foreign exchange rate changes on cash and cash equivalents	298,454	252,797

Net increase (decrease) in cash and cash equivalents	1,203,733	3,502,117

Cash and cash equivalents at the beginning of the period	5,281,038	6,487,918
Increase in cash and cash equivalents due to absorption-type splits	3,146	—

Cash and cash equivalents at the end of the period	6,487,918	9,990,035

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

Not applicable

(Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements)

1.	Scope of Consolidation

(1)	Number of Consolidated Subsidiaries: 226

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Securities Holdings Co., Ltd.
Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ NICOS Co., Ltd.

(Changes in the scope of consolidation)

In the current fiscal year, Meridian Holdings Limited and 12 other companies were newly consolidated following the acquisition of their shares or for other reasons.

In the current fiscal year, Beacon Rail Leasing, Inc. and 39 other companies were excluded from the scope of consolidation because they were no longer subsidiaries due to sales of the investment or other reasons.

(2)	Non-consolidated Subsidiaries: None

(3)	Entities not Accounted for as Subsidiaries even though MUFG Owns the Majority of Voting Rights:

Hygeia Co., Ltd.

It was not treated as a subsidiary, because it was established as a property management agent for a land trust project without any intent to control.

2.	Application of the Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: None

(2)	Number of Affiliates Accounted for under the Equity Method: 62

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

(Changes in the scope of application of the equity method)

In current fiscal year, BOTL Factoring (Shanghai) Co., Ltd. and 1 other company were newly included in the scope of application of the equity method following new establishments.

In the current fiscal year, Emerald Engine Leasing Limited and 1 other company were excluded from the scope of application of the equity method because of sales of the investment.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method: None

(5)	Entities not Recognized as Affiliates in which MUFG Owns 20% to 50% of their Voting Rights:

Kyoto Constella Technologies Co., Ltd.

TECHTOM Ltd.

Osteopharma Inc.

Hirosaki Co., Ltd.

EDP Corporation

These were not treated as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses, without any intent to control.

Mitsubishi UFJ Financial Group, Inc.

3.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

June 30:	1	subsidiary
August 31:	1	subsidiary
October 31:	1	subsidiary
December 31:	139	subsidiaries
January 24:	17	subsidiaries
March 31:	67	subsidiaries

(2)	A subsidiary whose balance sheet date is June 30 was consolidated based on its preliminary financial statements as of December 31.

A subsidiary whose balance sheet date is August 31 was consolidated based on its preliminary financial statements as of February 28.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above were consolidated based on the financial statements as of their balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect the significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4.	Accounting Policies

(1)	Trading Assets and Trading Liabilities; Trading Income and Expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income on a trade-date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving average method. Other securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving average method), and other securities whose fair value is extremely difficult to estimate are stated at acquisition costs computed using the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(B)	Securities that are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (other than trading purposes) are calculated primarily based on fair value.

(4)	Depreciation and Amortization of Fixed Assets

(A)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method.

Mitsubishi UFJ Financial Group, Inc.

The useful lives are primarily estimated as follows:

Buildings:            15 to 50 years

Equipment:            2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(B)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of intangible fixed assets is computed using the straight-line method. Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(C)	Lease Assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred Assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries provide an allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been written-off. The total amount of write-offs was ¥478,168 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

Mitsubishi UFJ Financial Group, Inc.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the estimated amount of benefits.

(10)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as Super IC Card) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(11)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance-sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past and pending claims.

(12)	Reserves under Special Laws

Reserves under special laws represent the reserve for contingent liabilities from financial instrument transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and Article 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(13)	Retirement Benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the current fiscal year is determined using the benefit formula basis.

Unrecognized prior service cost is amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Unrecognized net actuarial gains (losses) are amortized using the straight-line method for a fixed period, primarily over 10 years, within the employees’ average remaining service period, starting from the subsequent fiscal year after its occurrence.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated by the simplified method.

(14)	Translation of Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

(15)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(16)	Hedge Accounting

(A)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(B)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, and other securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to other securities (other than bonds) denominated in foreign currencies.

Mitsubishi UFJ Financial Group, Inc.

(C)	Hedge Accounting for Stock Price Fluctuation Risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(D)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third-party transactions.

(17)	Amortization Method and Amortization Period of Goodwill

Goodwill is primarily amortized using the straight-line method over 20 years starting from the period of the acquisition. Other goodwill with insignificant balances is expensed as incurred.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Adoption of Consolidated Taxation System

MUFG and some of its domestic consolidated subsidiaries adopted the consolidated taxation system from the current fiscal year.

(21)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting as long as they are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or Accounting Principles Generally Accepted in the United States (“U.S. GAAP”).

If they are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP. They were also adjusted when necessary in the process of consolidation.

Mitsubishi UFJ Financial Group, Inc.

(Changes in Accounting Policies)

(Changes in Accounting Policies due to Revision of Accounting Standards)

(Accounting Standards for Retirement Benefits)

The main clause of Article 35 of the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and the main clause of Article 67 of the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on March 26, 2015 hereinafter “Retirement Benefits Guidance”) were adopted from the current fiscal year. Accordingly, the calculation methods of retirement benefit obligation and service cost were changed. Specifically, the method of determining the portion of projected benefit obligation attributed to periods was changed from the straight-line method to the benefit formula basis. In addition, the method of determining the discount rates applied in the calculation of projected benefit obligation was changed from the method using the average period up to estimated benefit payment date to the method using the single weighted-average discount rate that reflects the estimated period and amount of benefit payment in each period.

The Retirement Benefits Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 37 of the Retirement Benefits Accounting Standard, and the effects of the change in calculation methods of retirement benefit obligation and service cost were added to or deducted from retained earnings as of April 1, 2014.

As a result, net defined benefit asset decreased by ¥58,569 million, net defined benefit liability decreased by ¥1,594 million, and retained earnings decreased by ¥37,224 million as of April 1, 2014. In addition, ordinary profits and income before income taxes and others for the fiscal year ended March 31, 2015 increased by ¥1,643 million, respectively.

The effects of the change on per share information are stated in “Per Share Information.”

(Accounting Standards for Business Combinations)

As the “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21 issued on September 13, 2013, hereinafter “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 issued on September 13, 2013, hereinafter “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on September 13, 2013, hereinafter “Business Divestitures Accounting Standard”) and other standards became applicable from the fiscal year beginning on or after April 1, 2014, these standards were adopted from the current fiscal year (with the exception of Article 39 of the Consolidation Accounting Standard). Accordingly, the accounting method was changed to record the difference arising from changes in equity in subsidiaries which MUFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which they occurred. In addition, regarding business combinations which became or will become effective on or after April 1, 2014, the accounting method was changed to retroactively reflect adjustments to the allocation of acquisition cost under provisional accounting treatment on the consolidated financial statements of the fiscal year in which the relevant business combinations became or will become effective.

The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2014.

As a result, goodwill decreased by ¥266,925 million, capital surplus decreased by ¥346,454 million, and retained earnings increased by ¥95,134 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the fiscal year ended March 31, 2015 increased by ¥17,700 million, respectively.

As for the consolidated statements of cash flows for the fiscal year ended March 31, 2015, cash flows related to purchases or sales of subsidiaries’ equity not affecting the scope of consolidation are classified into “Cash flows from financing activities.” Cash flows related to expenses arising from purchases of subsidiaries’ equity affecting the scope of consolidation, or cash flows related to expenses arising from purchases or sales of subsidiaries’ equity not affecting the scope of consolidation are classified into “Cash flows from operating activities.”

The effects of the change on per share information are stated in “Per Share Information.”

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Balance Sheet)

1.	Securities include ¥2,393,296 million in stock and ¥28,439 million in investments of affiliates.

2.	“Securities” also includes ¥80,312 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge. For borrowed securities under securities borrowing transactions and securities purchased under resale agreements which were permissible to be sold or re-pledged without restrictions, ¥12,071,114 million of such securities were re-pledged, ¥267,281 million were re-loaned and ¥3,635,107 million were held by MUFG as of the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥23,586 million.

Non-accrual delinquent loans: ¥811,478 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers’ weakened financial condition.

4.	Loans past due for 3 months or more: ¥51,034 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥653,839 million.

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims for the purpose of business reconstruction or support for the borrower, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,539,939 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills was ¥1,370,720 million.

8.	Assets pledged as collateral were as follows:

Trading assets	¥248,882 million
Securities	¥4,629,478 million
Loans and bills discounted	¥8,024,130 million

Mitsubishi UFJ Financial Group, Inc.

Liabilities related to pledged assets were as follows:

Deposits	¥702,440 million
Call money and bills sold	¥792,619 million
Trading liabilities	¥22,131 million
Borrowed money	¥10,778,786 million
Bonds payable	¥34,336 million
Acceptances and guarantees	¥80,000 million

In addition to the items listed above, ¥2,571 million of cash and due from banks, ¥1,438,879 million of monetary claims bought, ¥229,479 million of trading assets, ¥11,553,234 million of securities, and ¥8,083,137 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥4,373,913 million of trading assets and ¥16,501,920 million of securities were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions were ¥12,616,225 million and ¥7,615,108 million, respectively.

Bills rediscounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The total face value of bills of exchange rediscounted was ¥8,167 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities was ¥84,463,628 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries	March 31, 1998

Domestic consolidated trust banking subsidiaries	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

The difference between the fair value of land used for business operations revaluated in accordance with Article 10 of the law as of the end of the current fiscal year and the book value of such land following the revaluation was ¥11,164 million.

In addition, some of our affiliates that were accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,209,973 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥91,675 million.

13.	Borrowed money included ¥671,000 million of subordinated borrowings.

14.	Bonds payable included ¥2,091,648 million of subordinated bonds.

15.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed, was ¥1,738,140 million.

16.	With regard to bonds and other securities in “Securities,” guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥694,302 million.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Income)

1.	“Other ordinary income” included ¥159,637 million of equity in gains of the equity method investees and ¥114,477 million of gains on sales of equity securities.

2.	“Other ordinary expenses” included ¥144,845 million of write-offs of loans and ¥56,150 million of provision for reserve for contingent losses.

3.	“Civil monetary payment” of ¥37,097 million was agreed upon with the New York State Department of Financial Services and paid by a domestic consolidated banking subsidiary, in connection with self-investigations and reports of settlement transaction with a country subject to U.S. economic sanctions.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Changes in Net Assets)

1.	Detailed Information regarding Outstanding Shares

	(Thousand shares)
	Number of shares as of April 1, 2014	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2015	Notes
Outstanding shares
Common stock	14,164,026	4,827	—	14,168,853	(1)
First series of class 5 preferred stock	156,000	—	156,000	—	(2)
Class 11 preferred stock	1	—	1	—	(2)
Total	14,320,027	4,827	156,001	14,168,853
Treasury stock
Common stock	2,554	148,664	204	151,014	(3)
First series of class 5 preferred stock	—	156,000	156,000	—	(4)
Class 11 preferred stock	—	1	1	—	(4)
Total	2,554	304,665	156,205	151,014

(Notes)

(1)	Increase in the number of common stock by 4,827 thousand shares was due to the exercise of stock options.
(2)	Decrease in the number of First series of class 5 preferred stock by 156,000 thousand shares and a decrease in the number of Class 11 preferred stock by 1 thousand shares were due to the cancellation of those shares.
(3)	Increase in the number of common stock held in treasury by 148,664 thousand shares was mainly due to the acquisition pursuant to the provisions of Articles of Incorporation, repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit, and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stock held in treasury by 204 thousand shares was mainly due to sale of stocks in response to requests made by shareholders holding shares constituting less than a unit, delivery of shares in exchange for the acquisition of Class 11 preferred stock, sale of stocks by affiliates accounted for under the equity method, and a decrease in the number of shares held by affiliates accounted for under the equity method.
(4)	Increase in the number of First series of class 5 preferred stock held in treasury by 156,000 thousand shares and an increase in the number of Class 11 preferred stock held in treasury by 1 thousand shares were due to the acquisition of all of the relevant preferred stocks pursuant to the provisions of Articles of Incorporation. In addition, a decrease in the number of First series of class 5 preferred stock held in treasury by 156,000 thousand shares and a decrease in the number of Class 11 preferred stock held in treasury by 1 thousand shares were due to the cancellation of those shares.

2.	Information regarding Subscription Rights to Shares

Issuer	Type of subscription rights to shares	Type of stock to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2015 (in millions of yen)
			As of April 1, 2014	Increase	Decrease	As of March 31, 2015
MUFG	Stock options	—	—	—	—	—	8,271
Total		—	—	—	—	—	8,271

Mitsubishi UFJ Financial Group, Inc.

3.	Detailed Information regarding Cash Dividends

(A)	Dividends Paid in the Fiscal Year Ended March 31, 2015

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (¥)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2014	Common stock	127,474	9	March 31, 2014	June 27, 2014
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65
Meeting of Board of Directors on November 14, 2014	Common stock	127,515	9	September 30, 2014	December 5, 2014

(B)	Dividends with Record Dates on or before March 31, 2015 and Effective Dates after March 31, 2015

The following matters relating to dividends are planned to be brought up at the Annual General Meeting of Shareholders scheduled to be held on June 25, 2015.

Date of approval (scheduled)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 25, 2015 (tentative)	Common stock	126,179	Retained earnings	9	March 31, 2015	June 25, 2015

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

As of March 31, 2015

Cash and due from banks on the consolidated balance sheet:	¥ 40,488,318 million
Time deposits and negotiable certificates of deposit in other banks:	¥(30,498,282 million	)

Cash and cash equivalents:	¥ 9,990,035 million

Mitsubishi UFJ Financial Group, Inc.

(Financial Instruments)

Disclosure on the Fair Value and Other Matters of Financial Instruments

(1)	The following table summarizes the amount stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2015 together with their differences.

Note that the following table does not include non-listed equity securities and certain other securities of which fair value is extremely difficult to determine.

	(in millions of yen)
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	40,488,318	40,488,318	—
(2) Call loans and bills bought	604,625	604,625	—
(3) Receivables under resale agreements	7,342,335	7,342,335	—
(4) Receivables under securities borrowing transactions	4,633,544	4,633,544	—
(5) Monetary claims bought (*1)	4,570,712	4,592,452	21,740
(6) Trading assets	7,842,240	7,842,240	—
(7) Money held in trust	700,218	700,218	—
(8) Securities
Debt securities being held to maturity	2,132,633	2,163,002	30,369
Other securities	68,693,442	68,693,442	—
(9) Loans and bills discounted	109,368,340
Allowance for credit losses (*1)	(835,232)

	108,533,107	110,121,810	1,588,703

(10) Foreign exchanges (*1)	2,187,311	2,187,311	—

Total assets	247,728,488	249,369,301	1,640,812

(1) Deposits	153,357,410	153,385,206	27,795
(2) Negotiable certificates of deposit	16,073,850	16,077,578	3,727
(3) Call money and bills sold	3,600,104	3,600,104	—
(4) Payables under repurchase agreements	21,899,506	21,899,506	—
(5) Payables under securities lending transactions	8,205,350	8,205,350	—
(6) Commercial papers	2,179,634	2,179,634	—
(7) Trading liabilities	2,518,427	2,518,427	—
(8) Borrowed money	13,866,196	13,886,485	20,288
(9) Foreign exchanges	1,496,476	1,496,476	—
(10) Short-term bonds payable	789,512	789,512	—
(11) Bonds payable	8,141,713	8,286,394	144,680
(12) Due to trust accounts	3,183,295	3,183,295	—

Total liabilities	235,311,478	235,507,970	196,492

Derivative transactions (*2)
Activities not qualifying for hedge accounting	202,108	202,108	—
Activities qualifying for hedge accounting	(197,910)	(197,910)	—

Total derivative transactions	4,197	4,197	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis, and liabilities are shown in parentheses.

Mitsubishi UFJ Financial Group, Inc.

(2)	The following table summarizes financial instruments on the consolidated balance sheet whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

(in millions of yen)
Category	Carrying amount
(1) Non-listed equity securities (*1) (*2)	152,215
(2) Investments in partnerships and others (*2) (*3)	165,933
(3) Others (*2)	865
Total	319,014

(*1)	Non-listed equity securities do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥3,025 million was recorded in the current fiscal year.
(*3)	Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading Securities (as of March 31, 2015)

(in millions of yen)
Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Trading securities	23,503

2. Debt Securities Being Held to Maturity (as of March 31, 2015)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities of which the fair value exceeds the amount recorded on the consolidated balance sheet	Domestic bonds	926,096	942,188	16,091
	Government bonds	926,096	942,188	16,091
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other securities	2,145,936	2,188,927	42,990
	Foreign bonds	811,300	828,544	17,244
	Other	1,334,636	1,360,382	25,745
	Subtotal	3,072,033	3,131,115	59,081
Securities of which the fair value does not exceed the amount recorded on the consolidated balance sheet	Domestic bonds	200,115	198,580	(1,535)
	Government bonds	200,115	198,580	(1,535)
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other securities	861,528	857,710	(3,817)
	Foreign bonds	195,121	193,690	(1,431)
	Other	666,406	664,019	(2,386)
	Subtotal	1,061,643	1,056,290	(5,352)
Total		4,133,677	4,187,405	53,728

Mitsubishi UFJ Financial Group, Inc.

3. Other Securities (as of March 31, 2015)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities of which the fair value exceeds the acquisition cost	Domestic equity securities	5,521,640	2,552,053	2,969,586
	Domestic bonds	28,262,647	27,931,107	331,539
	Government bonds	26,082,448	25,807,591	274,856
	Municipal bonds	173,773	168,332	5,441
	Corporate bonds	2,006,425	1,955,184	51,241
	Other securities	22,626,874	21,683,728	943,146
	Foreign equity securities	187,035	127,994	59,040
	Foreign bonds	19,372,048	18,748,901	623,146
	Other	3,067,790	2,806,832	260,958
	Subtotal	56,411,162	52,166,890	4,244,272
Securities of which the fair value does not exceed the acquisition cost	Domestic equity securities	199,753	239,319	(39,566)
	Domestic bonds	8,257,571	8,262,735	(5,163)
	Government bonds	8,001,986	8,003,364	(1,377)
	Municipal bonds	14,542	14,610	(67)
	Corporate bonds	241,042	244,761	(3,718)
	Other securities	4,467,783	4,534,124	(66,341)
	Foreign equity securities	4,366	4,940	(574)
	Foreign bonds	3,192,942	3,218,747	(25,805)
	Other	1,270,474	1,310,436	(39,961)
	Subtotal	12,925,108	13,036,180	(111,071)
Total		69,336,270	65,203,070	4,133,200

(Note)	The total difference amount shown in the table above includes ¥64,406 million revaluation gains of securities by application of the fair value hedge accounting method.

Mitsubishi UFJ Financial Group, Inc.

4.	Other Securities Sold during the Current Fiscal Year (from April 1, 2014 to March 31, 2015)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	652,155	102,391	5,001
Domestic bonds	82,205,981	98,853	35,253
Government bonds	81,804,519	94,268	35,106
Municipal bonds	119,186	754	122
Corporate bonds	282,275	3,829	24
Other securities	24,458,203	145,745	77,784
Foreign equity securities	20,630	6,011	1,402
Foreign bonds	23,978,276	132,877	69,855
Other	459,295	6,857	6,525
Total	107,316,340	346,989	118,039

5.	Securities Incurred Impairment Losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain securities of which fair value is extremely difficult to determine) are subject to write-downs when their fair value has been impaired considerably and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the fiscal year (referred to as “impairment losses”).

For the current fiscal year, impairment losses were ¥4,212 million consisting of ¥1,754 million of impairment losses on equity securities and ¥2,457 million of impairment losses on bonds and other securities in which securities whose fair value was extremely difficult to estimate were included.

“Considerable decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Fair value has declined 30% or more from acquisition cost.

Other issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” mean issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuers” mean issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Potentially bankrupt issuers” mean issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close monitoring” mean issuers who are financially weak and under close monitoring conducted by MUFG’s subsidiaries. “Other issuers” mean issuers who do not correspond to any of the four categories of issuers mentioned above.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2015)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Money held in trust for trading purpose	43,889	(305)

2.	Money Held in Trust Being Held to Maturity (as of March 31, 2015): None

3.	Money Held in Trust not for Trading Purpose or Being Held to Maturity (as of March 31, 2015)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	656,329	655,440	889	889	—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2015)

(in millions of yen)
Net unrealized gains (losses) on other securities	4,032,668
Other securities	4,078,765
Money held in trust not for trading purpose or being held to maturity	889
Reclassification from “Other securities” to “Debt securities being held to maturity”	(46,986)
Deferred tax liabilities	(1,226,966)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	2,805,701
Minority interests	11,358
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	18,030
Total	2,835,091

(Notes)

(1)    “Net unrealized gains (losses) on other securities” shown in the above table excluded ¥64,406 million revaluation gains of securities by application of the fair value hedge accounting method, which were recorded in current earnings.

(2) “Net unrealized gains (losses) on other securities” shown in the above table included ¥9,971 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Business Combinations)

Transactions Under Common Control

(Integration of BTMU Bangkok Branch and Bank of Ayudhya Public Company Limited)

In accordance with the Conditional Branch Purchase Agreement concluded on September 18, 2013 between The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), MUFG’s consolidated subsidiary, and Bank of Ayudhya Public Company Limited (“Krungsri”), BTMU’s consolidated subsidiary, BTMU integrated its Bangkok Branch (the “former BTMU Bangkok Branch”) with Krungsri on January 5, 2015 through the contribution in kind of the former BTMU Bangkok Branch business to Krungsri. The brief overview is described as follows.

1.	Overview of the Transaction

(1)	Name and Business Description of the Business Integrated

Name of business	Former BTMU Bangkok Branch
Description of business	Commercial bank

(2)	Date of the Business Combination

January 5, 2015

(3)	Legal Form of the Business Combination

Contribution in kind

(4)	Name of the Company After the Integration

Bank of Ayudhya Public Company Limited

(5)	Other Matters Related to Overview of the Transaction

The transaction was made in compliance with the Bank of Thailand’s One Presence Policy, and intending collaboration in various fields to maximize the strategic partnership with Krungsri in accordance with the Conditional Branch Purchase Agreement concluded between BTMU and Krungsri on September 18, 2013.

2.	Overview of Accounting Treatment Applied

The transaction is treated as a transaction under common control in accordance with “Revised Accounting Standard for Business Combinations” (ASBJ Statement No. 21 issued on September 13, 2013) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10 issued on September 13, 2013).

3.	Matters Related to Changes in Equity Held by the Company Related to the Transactions with Minority Shareholders

As a result of acquisition of the common shares of Krungsri through the contribution in kind of the former BTMU Bangkok Branch business to Krungsri, capital surplus decreased ¥11,187 million.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information regarding the Amounts of Ordinary Income, Ordinary Profits (Losses), Assets and other items by Segment

For the Fiscal Year Ended March 31, 2015

	(in millions of yen)
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Others	Total	Adjustments	Amount recorded in the consolidated financial statements
Ordinary income	4,028,944	650,326	516,057	487,767	684,305	6,367,401	(728,999)	5,638,402
Interest income	2,384,928	225,642	31,616	194,829	647,412	3,484,430	(678,191)	2,806,238
Investment gains on equity method	24,691	11,583	15,197	303	—	51,777	107,859	159,637
Ordinary income from customers	3,951,105	631,418	479,252	469,642	106,983	5,638,402	—	5,638,402
Ordinary income from internal transactions	77,839	18,907	36,804	18,125	577,321	728,999	(728,999)	—

Segment income (loss)	731,622	159,773	50,995	27,511	626,295	1,596,198	(562,439)	1,033,759

Segment assets	219,313,264	38,309,785	29,992,593	4,163,265	12,095,009	303,873,917	(17,724,149)	286,149,768

Other items
Depreciation	224,836	31,263	15,080	23,713	1,788	296,683	3,480	300,163
Amortization of goodwill	16,920	1,049	959	984	—	19,913	(2,125)	17,787
Interest expenses	512,186	62,976	44,006	23,032	28,352	670,554	(45,811)	624,743
Extraordinary gains	4,091	9,848	4	716	0	14,661	(6)	14,655
Extraordinary losses	72,391	8,995	2,624	597	133	84,743	28,156	112,899
Impairment losses on fixed assets	4,249	5,466	1,771	—	—	11,487	—	11,487
Income tax expenses	347,236	69,840	37,748	3,819	(1,325)	457,319	10,467	467,786
Unamortized balance of goodwill	293,225	18,859	17,024	7,443	—	336,553	(27,433)	309,119
Investment to companies accounted for under the equity method	282,391	124,580	250,221	4,828	823,689	1,485,710	936,025	2,421,736
Increases in tangible and intangible fixed assets	287,385	40,946	25,219	33,547	5,546	392,645	—	392,645

(Notes)	(1)	Ordinary income, interest income and interest expenses are presented, respectively, in lieu of net sales, interest on deposits and interest on borrowings of the companies in non-banking industries.
	(2)	“Others” includes MUFG.
	(3)	Segment income for “Others” includes ¥579,270 million of dividends from MUFG’s subsidiaries and affiliates.
	(4)	Interest income adjustments include elimination of the dividends from affiliates recorded by MUFG.
	(5)	Segment income adjustments include minus ¥667,722 million elimination of internal transactions, as well as ¥105,283 million comprising investment gains (losses) on equity method, amortization of goodwill, tax expenses, and minority interests gains (losses) that are not attributable to specific segments.
	(6)	Segment assets adjustments are primarily elimination of assets and liabilities between segments.
	(7)	Adjustments for extraordinary losses include losses on change in equity
	(8)	Segment income is reconciled to net income in the consolidated statement of income.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2015
Net assets per common share	¥1,092.74
Net income per common share	¥73.21
Diluted net income per common share	¥72.94

(Notes)	(1) Basis for computing net income per common share and diluted net income per common share is as follows:

		For the fiscal year ended March 31, 2015
Net income per common share
Net income	million yen	1,033,759
Amounts not attributable to common shareholders	million yen	—
Net income attributable to common stock	million yen	1,033,759
Average number of common stock outstanding for the fiscal period	thousand shares	14,119,202
Diluted net income per common share
Adjustments in net income	million yen	(2,471)
Adjustments made to reflect convertible securities of subsidiaries and others	million yen	(2,471)
Increase in common share	thousand shares	19,175
Preferred stock	thousand shares	0
Subscription rights to shares	thousand shares	19,175
Convertible securities not diluting net income per common share		Subscription rights to shares of affiliates accounted for under the equity method: Morgan Stanley Stock options - 15 million units as of December 31, 2014

(2) Basis for computing net assets per common share is as follows:

		For the fiscal year ended March 31, 2015
Total net assets	million yen	17,287,533
Amounts deducted from total net assets	million yen	1,969,593
Subscription rights to shares	million yen	8,271
Minority interests	million yen	1,961,322
Net assets attributable to common shareholders at the end of the fiscal period	million yen	15,317,940
Number of common stock outstanding at the end of the fiscal period (excluding treasury stock)	thousand shares	14,017,839

Mitsubishi UFJ Financial Group, Inc.

(3)	As stated in “Changes in Accounting Policies,” Retirement Benefits Accounting Standard and other standards were adopted in accordance with the transitional treatment set forth in Article 37 of the Retirement Benefits Accounting Standard.

As a result, total net assets per common share decreased by ¥2.63 as of April 1, 2014. The impact of this change on net income per common share and diluted net income per common share for the fiscal year ended March 31, 2015 was immaterial.

(4)	As stated in “Changes in Accounting Policies,” Business Combinations Accounting Standard and other standards were adopted in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard, and Article 57-4 (3) of the Business Divestitures Accounting Standard.

As a result, total net assets per common share decreased by ¥17.76 as of April 1, 2014, and net income per common share and diluted net income per common share increased by ¥1.21 and ¥1.20 respectively for the fiscal year ended March 31, 2015.

Mitsubishi UFJ Financial Group, Inc.

6.  Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Assets:
Current assets:
Cash and due from banks	19,037	71,674
Securities	111,300	—
Prepaid expenses	22	45
Deferred tax assets	15,621	203
Others	56,099	150,184

Total current assets	202,081	222,109

Fixed assets:
Tangible fixed assets:
Buildings	12	22
Equipment and furniture	266	380

Total tangible fixed assets	279	402

Intangible fixed assets:
Trademarks	83	72
Software	4,758	8,302
Lease assets	79	59
Others	1	1

Total intangible fixed assets	4,923	8,436

Investments and other assets:
Investments in subsidiaries and affiliates	10,706,842	10,186,842
Long-term loans receivable from subsidiaries and affiliates	—	190,000
Allowance for credit losses	—	(114)
Deferred tax assets	17,841	38,412
Others	307	172

Total investments and other assets	10,724,991	10,415,313

Total fixed assets	10,730,194	10,424,152

Total assets	10,932,276	10,646,262

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Liabilities:
Current liabilities:
Short-term borrowings	1,917,647	1,824,447
Lease liabilities	21	21
Accounts payable	3,113	16,346
Accrued expenses	3,064	2,324
Income taxes payable	104	67
Deposits received	145	143
Reserve for bonuses	388	422
Reserve for bonuses to directors	52	51
Others	0	1

Total current liabilities	1,924,538	1,843,826

Fixed liabilities:
Bonds payable	380,500	440,500
Long-term borrowings from subsidiaries and affiliates	3,945	3,938
Lease liabilities	56	34
Others	20	11

Total fixed liabilities	384,522	444,484

Total liabilities	2,309,060	2,288,311

Net assets:
Shareholders’ equity:
Capital stock	2,140,488	2,141,513
Capital surplus:
Capital reserve	2,140,501	2,141,524
Other capital surplus	1,860,006	1,470,006

Total capital surplus	4,000,507	3,611,530

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,392,816	2,682,257

Total retained earnings	2,542,816	2,832,257

Treasury stock	(105)	(100,147)

Total shareholders’ equity	8,683,707	8,485,153

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	(69,224)	(135,474)

Total valuation and translation adjustments	(69,224)	(135,474)

Subscription rights to shares	8,732	8,271

Total net assets	8,623,215	8,357,950

Total liabilities and net assets	10,932,276	10,646,262

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Operating income:
Dividends	239,764	563,746
Management fees from subsidiaries and affiliates	18,922	22,059

Total operating income	258,686	585,805

Operating expenses:
General and administrative expenses	18,887	21,411

Total operating expenses	18,887	21,411

Operating profits	239,799	564,394

Non-operating income:
Interest on deposits	0	413
Interest on securities	72	35
Dividends	15,524	15,524
Others	294	1,042

Total non-operating income	15,891	17,016

Non-operating expenses:
Interest on borrowings	13,313	13,117
Interest on bonds payable	15,583	15,063
Provision for allowance for credit losses	—	114
Others	240	1,424

Total non-operating expenses	29,137	29,719

Ordinary profits	226,553	551,691

Extraordinary losses:
Losses on retirement of fixed assets	0	53

Total extraordinary losses	0	53

Income before income taxes	226,553	551,637

Income taxes-current	697	(16,534)
Income taxes-deferred	(15,876)	14,771

Total taxes	(15,179)	(1,762)

Net income	241,732	553,400

Mitsubishi UFJ Financial Group, Inc.

(3) Non-consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2014

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,139,378	2,139,392	1,860,006	150,000	2,367,278
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,109	1,108
Dividends from retained earnings					(216,194)
Net income					241,732
Repurchase of treasury stock
Disposal of treasury stock			0
Net changes of items other than shareholders’ equity

Total changes during the period	1,109	1,108	0	—	25,537

Balance at the end of the period	2,140,488	2,140,501	1,860,006	150,000	2,392,816

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(61)	8,655,995	(50,026)	8,884	8,614,853
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		2,217			2,217
Dividends from retained earnings		(216,194)			(216,194)
Net income		241,732			241,732
Repurchase of treasury stock	(45)	(45)			(45)
Disposal of treasury stock	1	1			1
Net changes of items other than shareholders’ equity			(19,198)	(151)	(19,350)

Total changes during the period	(44)	27,711	(19,198)	(151)	8,361

Balance at the end of the period	(105)	8,683,707	(69,224)	8,732	8,623,215

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2015

	(in millions of yen)
	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings
		Capital reserve	Other capital surplus	Other retained earnings
				Other reserve	Earned surplus brought forward
Balance at the beginning of the period	2,140,488	2,140,501	1,860,006	150,000	2,392,816
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,024	1,023
Dividends from retained earnings					(263,959)
Net income					553,400
Repurchase of treasury stock
Disposal of treasury stock			0
Retirement of treasury stock			(390,000)
Net changes of items other than shareholders’ equity

Total changes during the period	1,024	1,023	(390,000)	—	289,440

Balance at the end of the period	2,141,513	2,141,524	1,470,006	150,000	2,682,257

	(in millions of yen)
	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares	Total net assets
	Treasury stock	Total shareholders’ equity	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	(105)	8,683,707	(69,224)	8,732	8,623,215
Changes during the period
Issuance of new shares-exercise of subscription rights to shares		2,048			2,048
Dividends from retained earnings		(263,959)			(263,959)
Net income		553,400			553,400
Repurchase of treasury stock	(490,045)	(490,045)			(490,045)
Disposal of treasury stock	2	2			2
Retirement of treasury stock	390,000	—			—
Net changes of items other than shareholders’ equity			(66,249)	(461)	(66,711)

Total changes during the period	(100,042)	(198,553)	(66,249)	(461)	(265,264)

Balance at the end of the period	(100,147)	8,485,153	(135,474)	8,271	8,357,950

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

7. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors” posted on May 15, 2015 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the fiscal year Ended March 31, 2015

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	13
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2015 (A)	March 31, 2014 (B)
Gross profits	4,229,501	3,753,023	476,477
Gross profits before credit costs for trust accounts	4,229,030	3,753,494	475,535
Net interest income	2,181,637	1,878,632	303,004
Trust fees	111,916	107,935	3,980
Credit costs for trust accounts (1)	471	(471)	942
Net fees and commissions	1,308,604	1,160,336	148,267
Net trading profits	352,950	362,056	(9,105)
Net other business profits	274,393	244,062	30,331
Net gains (losses) on debt securities	115,162	142,889	(27,727)
General and administrative expenses	2,584,104	2,289,375	294,729
Amortization of goodwill	17,787	36,830	(19,042)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,662,713	1,500,949	161,763
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,644,925	1,464,119	180,806
Provision for general allowance for credit losses (2)	(86,849)	—	(86,849)
Net business profits*	1,558,547	1,463,648	94,899
Net non-recurring gains (losses)	154,454	231,171	(76,717)
Credit costs (3)	(141,486)	(133,399)	(8,087)
Losses on loan write-offs	(144,845)	(125,989)	(18,855)
Provision for specific allowance for credit losses	17,700	—	17,700
Other credit costs	(14,342)	(7,409)	(6,932)
Reversal of allowance for credit losses (4)	—	86,543	(86,543)
Reversal of reserve for contingent losses included in credit costs (5)	1,504	—	1,504
Gains on loans written-off (6)	64,735	59,208	5,527
Net gains (losses) on equity securities	93,109	144,573	(51,463)
Gains on sales of equity securities	114,477	171,653	(57,175)
Losses on sales of equity securities	(16,532)	(14,100)	(2,431)
Losses on write-down of equity securities	(4,836)	(12,979)	8,143
Profits (losses) from investments in affiliates	159,637	112,470	47,167
Other non-recurring gains (losses)	(23,045)	(38,224)	15,178

Ordinary profits	1,713,001	1,694,820	18,181

Net extraordinary gains (losses)	(98,244)	(151,789)	53,545
Losses on impairment of fixed assets	(11,487)	(126,924)	115,437
Losses on change in equity	(23,648)	(790)	(22,857)
Settlement package	(37,097)	(24,537)	(12,560)
Income before income taxes and others	1,614,757	1,543,030	71,727
Income taxes-current	421,941	349,531	72,410
Income taxes-deferred	45,845	90,456	(44,611)
Total taxes	467,786	439,988	27,798
Income before minority interests	1,146,970	1,103,042	43,928
Minority interests	113,211	118,196	(4,984)

Net income	1,033,759	984,845	48,913

Note:

* Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(161,624)	11,881	(173,506)

Number of consolidated subsidiaries	226	253	(27)
Number of affiliated companies accounted for under the equity method	62	62	—

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2015 (A)	March 31, 2014 (B)
Gross profits	2,482,560	2,293,927	188,633
Gross profits before credit costs for trust accounts	2,482,089	2,294,398	187,691
Domestic gross profits	1,373,910	1,384,482	(10,572)
Net interest income	794,076	810,701	(16,624)
Trust fees	86,728	79,991	6,736
Credit costs for trust accounts (1)	471	(470)	942
Net fees and commissions	411,579	378,397	33,181
Net trading profits	21,864	20,866	998
Net other business profits	59,660	94,525	(34,864)
Net gains (losses) on debt securities	47,521	72,172	(24,651)
Non-domestic gross profits	1,108,650	909,444	199,205
Net interest income	614,482	504,786	109,696
Net fees and commissions	200,104	187,224	12,880
Net trading profits	131,130	99,029	32,101
Net other business profits	162,931	118,403	44,528
Net gains (losses) on debt securities	62,193	58,330	3,862
General and administrative expenses	1,360,202	1,275,471	84,731
Personnel expenses	525,372	506,928	18,444
Non-personnel expenses	757,409	707,190	50,218
Taxes	77,421	61,352	16,068
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,121,886	1,018,927	102,959
Provision for general allowance for credit losses (2)	(96,146)	—	(96,146)
Net business profits	1,026,211	1,018,456	7,754
Net non-recurring gains (losses)	86,500	178,730	(92,230)
Credit costs (3)	1,410	(62,685)	64,096
Losses on loan write-offs	(40,366)	(57,120)	16,754
Provision for specific allowance for credit losses	56,970	—	56,970
Other credit costs	(15,193)	(5,564)	(9,628)
Reversal of allowance for credit losses (4)	—	65,604	(65,604)
Reversal of reserve for contingent losses included in credit costs (5)	4,259	1,475	2,784
Gains on loans written-off (6)	18,854	31,246	(12,391)
Net gains (losses) on equity securities	63,059	97,007	(33,948)
Gains on sales of equity securities	83,418	159,341	(75,923)
Losses on sales of equity securities	(14,482)	(12,237)	(2,245)
Losses on write-down of equity securities	(5,875)	(50,096)	44,220
Other non-recurring gains (losses)	(1,083)	46,082	(47,166)

Ordinary profits	1,112,711	1,197,187	(84,475)

Net extraordinary gains (losses)	(51,038)	(27,948)	(23,089)
Net gains (losses) on disposition of fixed assets	(5,014)	(1,712)	(3,301)
Losses on impairment of fixed assets	(8,926)	(13,461)	4,534
Settlement package	(37,097)	(24,537)	(12,560)
Gains on sales of equity securities of affiliates	—	10,367	(10,367)
Income before income taxes	1,061,672	1,169,238	(107,565)
Income taxes-current	332,121	281,562	50,558
Income taxes-deferred	17,015	101,091	(84,076)
Total taxes	349,137	382,654	(33,517)

Net income	712,535	786,583	(74,048)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(71,151)	35,169	(106,320)

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2015 (A)	March 31, 2014 (B)
Gross profits	3,009,471	2,551,697	457,773
Net interest income	1,872,860	1,564,852	308,007
Trust fees	12,562	14,243	(1,680)
Net fees and commissions	732,803	598,768	134,035
Net trading profits	149,311	124,390	24,921
Net other business profits	241,932	249,443	(7,510)
Net gains (losses) on debt securities	119,275	145,723	(26,448)
General and administrative expenses	1,780,970	1,504,171	276,799
Amortization of goodwill	16,920	18,374	(1,454)
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,245,420	1,065,901	179,519
Net business profits before provision for general allowance for credit losses	1,228,500	1,047,526	180,974
Provision for general allowance for credit losses (1)	(83,180)	—	(83,180)
Net business profits*	1,145,319	1,047,526	97,793
Net non-recurring gains (losses)	75,880	170,008	(94,127)
Credit costs (2)	(78,253)	(80,085)	1,832
Losses on loan write-offs	(90,946)	(72,268)	(18,678)
Provision for specific allowance for credit losses	26,712	—	26,712
Other credit costs	(14,019)	(7,817)	(6,201)
Reversal of allowance for credit losses (3)	—	74,570	(74,570)
Reversal of reserve for contingent losses included in credit costs (4)	1,039	—	1,039
Gains on loans written-off (5)	43,900	40,817	3,083
Net gains (losses) on equity securities	62,070	111,636	(49,566)
Gains on sales of equity securities	77,253	133,904	(56,650)
Losses on sales of equity securities	(11,461)	(8,795)	(2,665)
Losses on write-down of equity securities	(3,722)	(13,471)	9,749
Profits (losses) from investments in affiliates	24,691	14,169	10,522
Other non-recurring gains (losses)	22,431	8,899	13,531

Ordinary profits	1,221,200	1,217,534	3,665

Net extraordinary gains (losses)	(68,299)	(20,765)	(47,534)
Losses on impairment of fixed assets	(4,249)	(3,758)	(490)
Settlement package	(37,097)	(24,537)	(12,560)
Income before income taxes and others	1,152,900	1,196,769	(43,869)
Income taxes-current	357,304	284,396	72,908
Refund of income taxes	(29,758)	(2,574)	(27,184)
Income taxes-deferred	19,690	98,280	(78,589)
Total taxes	347,236	380,101	(32,865)
Income before minority interests	805,663	816,667	(11,003)
Minority interests	74,041	62,344	11,697

Net income	731,622	754,323	(22,700)

Note:

* Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(116,493)	35,302	(151,795)

Number of consolidated subsidiaries	130	160	(30)
Number of affiliated companies accounted for under the equity method	58	59	(1)

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2015 (A)	March 31, 2014 (B)
Gross profits	2,107,430	1,951,599	155,831
Domestic gross profits	1,097,286	1,130,258	(32,972)
Net interest income	711,957	724,560	(12,603)
Net fees and commissions	315,053	285,781	29,271
Net trading profits	(5,700)	7,829	(13,529)
Net other business profits	75,974	112,086	(36,111)
Net gains (losses) on debt securities	58,753	89,222	(30,469)
Non-domestic gross profits	1,010,144	821,340	188,803
Net interest income	524,537	431,573	92,964
Net fees and commissions	198,351	186,861	11,489
Net trading profits	133,322	100,583	32,739
Net other business profits	153,932	102,322	51,609
Net gains (losses) on debt securities	58,153	43,311	14,842
General and administrative expenses	1,175,990	1,095,664	80,326
Personnel expenses	455,664	438,180	17,484
Non-personnel expenses	651,529	602,702	48,826
Amortization of goodwill	298	263	34
Taxes	68,796	54,781	14,014
Net business profits before provision for general allowance for credit losses and amortization of goodwill	931,738	856,198	75,539
Net business profits before provision for general allowance for credit losses	931,439	855,934	75,504
Provision for general allowance for credit losses (1)	(92,159)	—	(92,159)
Net business profits	839,280	855,934	(16,654)
Net non-recurring gains (losses)	63,352	146,174	(82,821)
Credit costs (2)	(136)	(61,617)	61,480
Losses on loan write-offs	(40,251)	(55,958)	15,707
Provision for specific allowance for credit losses	54,984	—	54,984
Other credit costs	(14,870)	(5,658)	(9,211)
Reversal of allowance for credit losses (3)	—	47,987	(47,987)
Reversal of reserve for contingent losses included in credit costs (4)	3,736	197	3,539
Gains on loans written-off (5)	17,847	30,505	(12,658)
Net gains (losses) on equity securities	49,000	78,988	(29,988)
Gains on sales of equity securities	64,752	132,725	(67,973)
Losses on sales of equity securities	(10,316)	(8,444)	(1,871)
Losses on write-down of equity securities	(5,436)	(45,292)	39,856
Other non-recurring gains (losses)	(7,094)	50,113	(57,208)

Ordinary profits	902,632	1,002,109	(99,476)

Net extraordinary gains (losses)	(42,369)	(17,319)	(25,049)
Net gains (losses) on disposition of fixed assets	(1,800)	(1,269)	(531)
Losses on impairment of fixed assets	(3,470)	(2,902)	(567)
Settlement package	(37,097)	(24,537)	(12,560)
Gains on sales of equity securities of affiliates	—	10,367	(10,367)
Income before income taxes	860,263	984,789	(124,526)
Income taxes-current	299,349	250,648	48,700
Refund of income taxes	(29,639)	(2,563)	(27,075)
Income taxes-deferred	18,775	86,446	(67,671)
Total taxes	288,485	334,531	(46,046)

Net income	571,778	650,257	(78,479)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(70,712)	17,072	(87,785)

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2015 (A)	March 31, 2014 (B)
Gross profits	460,643	425,831	34,811
Gross profits before credit costs for trust accounts	460,171	426,302	33,869
Trust fees	99,625	94,001	5,624
Trust fees before credit costs for trust accounts	99,154	94,472	4,681
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,584	5,921	1,663
Other trust fees	91,570	88,551	3,018
Credit costs for trust accounts (1)	471	(471)	942
Net interest income	162,690	151,001	11,688
Net fees and commissions	174,179	158,984	15,194
Net trading profits	30,034	15,821	14,212
Net other business profits	(5,887)	6,021	(11,908)
Net gains (losses) on debt securities	(7,192)	(2,030)	(5,161)
General and administrative expenses	253,529	240,590	12,938
Amortization of goodwill	1,049	597	451
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	207,691	186,309	21,382
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	206,642	185,711	20,930
Provision for general allowance for credit losses (2)	(4,024)	—	(4,024)
Net business profits*	203,088	185,240	17,848
Net non-recurring gains (losses)	34,482	38,512	(4,029)
Credit costs (3)	1,491	(1,116)	2,607
Losses on loan write-offs	(158)	(1,210)	1,052
Provision for specific allowance for credit losses	1,972	—	1,972
Other credit costs	(323)	93	(416)
Reversal of allowance for credit losses (4)	—	17,603	(17,603)
Reversal of reserve for contingent losses included in credit costs (5)	522	1,278	(755)
Gains on loans written-off (6)	1,049	813	235
Net gains (losses) on equity securities	15,627	22,285	(6,657)
Gains on sales of equity securities	20,279	26,569	(6,289)
Losses on sales of equity securities	(4,166)	(3,807)	(359)
Losses on write-down of equity securities	(486)	(477)	(9)
Profits (losses) from investments in affiliates	11,583	4,242	7,341
Other non-recurring gains (losses)	4,207	(6,595)	10,802

Ordinary profits	237,570	223,752	13,818

Net extraordinary gains (losses)	853	(10,664)	11,518
Net gains (losses) on disposition of fixed assets	(3,324)	(453)	(2,870)
Losses on impairment of fixed assets	(5,466)	(10,583)	5,117
Gains on change in equity	9,643	—	9,643
Income before income taxes and others	238,424	213,087	25,336
Income taxes-current	73,636	42,657	30,979
Income taxes-deferred	(3,796)	16,312	(20,108)
Total taxes	69,840	58,970	10,870
Income before minority interests	168,583	154,117	14,466
Minority interests	8,810	8,244	565

Net income	159,773	145,872	13,900

Note:

* Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(489)	18,108	(18,597)

Number of consolidated subsidiaries	54	48	6
Number of affiliated companies accounted for under the equity method	12	12	—

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2015 (A)	March 31, 2014 (B)
Gross profits	375,130	342,328	32,802
Gross profits before credit costs for trust accounts	374,659	342,799	31,860
Domestic gross profits	276,624	254,224	22,400
Trust fees	86,728	79,991	6,736
Trust fees before credit costs for trust accounts	86,257	80,462	5,794
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,584	5,921	1,663
Other trust fees	78,673	74,541	4,131
Credit costs for trust accounts (1)	471	(470)	942
Net interest income	82,119	86,140	(4,021)
Net fees and commissions	96,525	92,615	3,909
Net trading profits	27,564	13,036	14,527
Net other business profits	(16,314)	(17,561)	1,247
Net gains (losses) on debt securities	(11,232)	(17,050)	5,818
Non-domestic gross profits	98,506	88,103	10,402
Net interest income	89,944	73,213	16,731
Net fees and commissions	1,753	362	1,390
Net trading profits	(2,191)	(1,553)	(637)
Net other business profits	8,999	16,080	(7,081)
Net gains (losses) on debt securities	4,039	15,019	(10,979)
General and administrative expenses	184,212	179,807	4,405
Personnel expenses	69,708	68,747	960
Non-personnel expenses	105,879	104,488	1,391
Taxes	8,624	6,571	2,053
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	190,446	162,992	27,454
Provision for general allowance for credit losses (2)	(3,987)	—	(3,987)
Net business profits	186,930	162,521	24,409
Net non-recurring gains (losses)	23,147	32,556	(9,408)
Credit costs (3)	1,547	(1,068)	2,615
Losses on loan write-offs	(115)	(1,162)	1,046
Provision for specific allowance for credit losses	1,985	—	1,985
Other credit costs	(323)	93	(416)
Reversal of allowance for credit losses (4)	—	17,617	(17,617)
Reversal of reserve for contingent losses included in credit costs (5)	522	1,278	(755)
Gains on loans written-off (6)	1,007	741	266
Net gains (losses) on equity securities	14,059	18,019	(3,959)
Gains on sales of equity securities	18,665	26,616	(7,950)
Losses on sales of equity securities	(4,166)	(3,793)	(373)
Losses on write-down of equity securities	(439)	(4,803)	4,364
Other non-recurring gains (losses)	6,010	(4,030)	10,041

Ordinary profits	210,078	195,077	15,000

Net extraordinary gains (losses)	(8,669)	(10,629)	1,959
Net gains (losses) on disposition of fixed assets	(3,213)	(443)	(2,770)
Losses on impairment of fixed assets	(5,455)	(10,558)	5,102
Income before income taxes	201,408	184,448	16,960
Income taxes-current	62,411	33,477	28,934
Income taxes-deferred	(1,760)	14,644	(16,404)
Total taxes	60,651	48,122	12,529

Net income	140,757	136,326	4,431

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(438)	18,097	(18,535)

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
Total average interest rate on interest-earning assets (a)	0.65	(0.05)	0.70
Average interest rate on loans and bills discounted (b)	1.02	(0.08)	1.11
Average interest rate on securities	0.57	0.09	0.47
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.72	(0.02)	0.74
Average interest rate on deposits and NCD (d)	0.03	(0.00)	0.04
Average interest rate on other liabilities	0.17	(0.02)	0.19
Overall interest rate spread (a)-(c)	(0.06)	(0.02)	(0.03)
Interest rate spread (b)-(d)	0.99	(0.08)	1.07

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.20	(0.09)	1.30
Interest rate spread (e)-(d)	1.16	(0.09)	1.26

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
Total average interest rate on interest-earning assets (a)	0.54	(0.08)	0.62
Average interest rate on loans and bills discounted (b)	0.75	(0.09)	0.84
Average interest rate on securities	0.56	(0.01)	0.58
Total average interest rate on interest-bearing liabilities (c)	0.16	(0.02)	0.19
Average interest rate on deposits and NCD (d)	0.13	(0.02)	0.15
Overall interest rate spread (a)-(c)	0.37	(0.06)	0.43
Interest rate spread (b)-(d)	0.61	(0.07)	0.68

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.75	(0.09)	0.84
Interest rate spread (e)-(d)	0.61	(0.07)	0.68

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
Average interest rate on loans and bills discounted (a)	0.98	(0.08)	1.07
Average interest rate on deposits and NCD (b)	0.04	(0.00)	0.05
Interest rate spread (a)-(b)	0.94	(0.08)	1.02

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.12	(0.09)	1.22
Interest rate spread (c)-(b)	1.07	(0.09)	1.16

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2015
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	498.6	6,117.7	14,040.2	20,656.6
Receive-floater/pay-fix	780.3	5,386.2	8,265.4	14,431.9
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	1,278.9	11,503.9	22,305.6	35,088.5

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2015
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	372.6	4,234.1	13,990.2	18,597.0
Receive-floater/pay-fix	435.3	3,657.5	6,735.7	10,828.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	808.0	7,891.7	20,725.9	29,425.6

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2015
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	126.0	1,883.6	50.0	2,059.6
Receive-floater/pay-fix	350.2	1,693.0	1,537.8	3,581.1
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	476.2	3,576.6	1,587.8	5,640.7

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	4,133,677	53,728	59,081	5,352	2,778,658	27,082	39,133	12,050
Domestic bonds	1,126,212	14,556	16,091	1,535	214,969	868	868	—
Government bonds	1,126,212	14,556	16,091	1,535	214,969	868	868	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	3,007,465	39,172	42,990	3,817	2,563,688	26,214	38,265	12,050
Foreign bonds	1,006,421	15,813	17,244	1,431	831,646	(7,312)	2,358	9,671
Other	2,001,043	23,359	25,745	2,386	1,732,042	33,527	35,907	2,379

	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	69,336,270	4,133,200	4,244,272	111,071	71,722,006	1,869,917	2,180,880	310,962
Domestic equity securities	5,721,393	2,930,019	2,969,586	39,566	4,384,190	1,559,699	1,650,295	90,596
Domestic bonds	36,520,219	326,376	331,539	5,163	43,123,653	222,860	227,123	4,262
Government bonds	34,084,434	273,479	274,856	1,377	40,434,950	167,753	169,356	1,603
Municipal bonds	188,316	5,374	5,441	67	197,927	6,679	6,703	23
Corporate bonds	2,247,468	47,522	51,241	3,718	2,490,776	48,427	51,063	2,636
Other	27,094,657	876,804	943,146	66,341	24,214,162	87,357	303,461	216,103
Foreign equity securities	191,401	58,466	59,040	574	217,513	81,675	81,712	36
Foreign bonds	22,564,990	597,340	623,146	25,805	20,599,891	(53,023)	130,997	184,021
Other	4,338,265	220,996	260,958	39,961	3,396,757	58,705	90,750	32,044

Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,171,744	14,958,317	6,169,701	3,346,807	15,403,755	20,596,975	5,741,699	1,596,384
Government bonds	12,937,240	14,021,104	5,720,272	2,532,029	15,104,245	19,476,366	5,269,520	799,787
Municipal bonds	8,288	109,919	69,720	388	19,619	125,263	52,631	412
Corporate bonds	226,215	827,293	379,707	814,390	279,890	995,345	419,547	796,184
Other	3,205,730	8,992,502	8,998,103	6,001,088	2,850,379	11,868,248	5,319,278	4,446,307
Foreign bonds	2,897,339	8,048,236	7,581,013	5,023,170	2,531,411	11,237,229	3,870,225	3,770,269
Other	308,390	944,265	1,417,090	977,917	318,967	631,019	1,449,052	676,037
Total	16,377,474	23,950,819	15,167,804	9,347,895	18,254,134	32,465,223	11,060,978	6,042,692

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	3,102,252	37,860	41,782	3,921	1,750,757	33,527	35,907	2,379
Stocks of subsidiaries and affiliates	865,646	206,054	214,537	8,482	676,760	(6,226)	30,867	37,094

	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	48,785,016	3,073,221	3,144,265	71,043	54,117,050	1,367,125	1,585,230	218,104
Domestic equity securities	4,673,946	2,291,397	2,329,749	38,351	3,548,461	1,144,077	1,233,376	89,298
Domestic bonds	29,967,153	275,064	277,934	2,870	36,175,473	171,251	175,419	4,168
Other	14,143,916	506,759	536,580	29,821	14,393,114	51,796	176,434	124,638
Foreign equity securities	178,531	53,595	53,975	380	197,436	77,286	78,166	880
Foreign bonds	10,872,292	352,571	357,787	5,215	11,594,024	(50,095)	50,043	100,139
Other	3,093,093	100,591	124,817	24,225	2,601,654	24,605	48,223	23,617
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,326,240	10,215,947	5,198,489	3,327,684	13,963,192	16,072,562	4,559,235	1,580,483
Government bonds	12,140,028	9,488,185	4,809,644	2,515,940	13,707,896	15,188,464	4,158,774	799,787
Municipal bonds	8,288	109,795	69,720	348	19,619	125,104	52,631	370
Corporate bonds	177,923	617,966	319,124	811,396	235,676	758,993	347,829	780,325
Other	1,882,058	3,802,126	5,557,515	2,548,304	2,062,205	7,088,092	3,330,584	1,676,487
Foreign bonds	1,582,064	3,197,740	4,265,657	1,805,117	1,743,698	6,670,035	1,986,860	1,189,493
Other	299,994	604,385	1,291,857	743,186	318,506	418,057	1,343,724	486,993
Total	14,208,298	14,018,074	10,756,005	5,875,988	16,025,397	23,160,654	7,889,820	3,256,970

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	24,978	54	54	—	220,090	876	876	—
Stocks of subsidiaries and affiliates	57,771	133,960	134,064	104	57,771	100,140	100,395	255

	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	16,903,411	966,807	988,212	21,404	14,521,222	452,388	497,868	45,480
Domestic equity securities	1,081,815	556,050	563,430	7,380	856,844	322,464	343,759	21,295
Domestic bonds	6,479,441	50,320	52,709	2,389	6,717,762	42,635	42,851	215
Other	9,342,154	360,436	372,071	11,634	6,946,615	87,288	111,257	23,969
Foreign equity securities	36	24	24	—	380	129	129	—
Foreign bonds	8,455,745	243,361	244,759	1,397	6,469,332	52,605	74,001	21,395
Other	886,372	117,050	127,287	10,236	476,901	34,553	37,127	2,573
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2015				As of March 31, 2014
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	690,184	4,813,751	981,359	19,123	1,258,404	4,370,126	1,288,276	15,901
Government bonds	646,795	4,617,073	910,789	16,089	1,222,738	4,153,846	1,216,558	—
Municipal bonds	—	123	—	40	—	159	—	42
Corporate bonds	43,389	196,555	70,570	2,994	35,665	216,120	71,717	15,858
Other	633,296	4,060,046	2,863,534	1,276,777	377,295	4,068,415	1,401,156	851,471
Foreign bonds	632,681	3,739,713	2,822,844	1,260,506	376,462	3,898,013	1,361,704	838,298
Other	615	320,333	40,689	16,271	832	170,402	39,451	13,173
Total	1,323,481	8,873,798	3,844,893	1,295,900	1,635,699	8,438,541	2,689,432	867,372

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
ROE	8.74	(0.31)	9.05

Note:

ROE is computed as follows:

Net income - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

12

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)	As of September 30, 2014
(1) Total capital ratio (4)/(7)	15.68%	0.14%	15.53%	15.39%
(2) Tier 1 capital ratio (5)/(7)	12.62%	0.17%	12.45%	12.21%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.14%	(0.11)%	11.25%	10.97%
(4) Total capital	17,552.3	2,157.9	15,394.3	16,039.1
(5) Tier 1 capital	14,130.3	1,788.4	12,341.8	12,726.1
(6) Common Equity Tier 1 capital	12,466.6	1,313.5	11,153.0	11,435.8
(7) Risk weighted assets	111,901.5	12,817.2	99,084.3	104,160.1
(8) Required Capital (7)×8%	8,952.1	1,025.3	7,926.7	8,332.8

BTMU Consolidated	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)	As of September 30, 2014
(1) Total capital ratio (4)/(7)	15.61%	0.03%	15.57%	15.41%
(2) Tier 1 capital ratio (5)/(7)	12.33%	0.12%	12.21%	11.95%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.88%	(0.16)%	11.05%	10.72%
(4) Total capital	13,730.7	1,474.5	12,256.1	12,696.9
(5) Tier 1 capital	10,848.8	1,237.3	9,611.5	9,843.7
(6) Common Equity Tier 1 capital	9,571.8	875.2	8,696.5	8,836.2
(7) Risk weighted assets	87,932.1	9,254.0	78,678.0	82,367.0
(8) Required Capital (7)×8%	7,034.5	740.3	6,294.2	6,589.3

MUTB Consolidated	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)	As of September 30, 2014
(1) Total capital ratio (4)/(7)	19.15%	0.76%	18.38%	19.72%
(2) Tier 1 capital ratio (5)/(7)	15.26%	0.49%	14.76%	15.54%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.70%	0.48%	14.21%	14.98%
(4) Total capital	2,336.7	279.4	2,057.3	2,181.7
(5) Tier 1 capital	1,861.4	209.0	1,652.4	1,719.0
(6) Common Equity Tier 1 capital	1,793.5	202.8	1,590.6	1,657.2
(7) Risk weighted assets	12,197.0	1,008.8	11,188.1	11,061.9
(8) Required Capital (7)×8%	975.7	80.7	895.0	884.9

BTMU Non-consolidated	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)	As of September 30, 2014
(1) Total capital ratio (4)/(7)	17.23%	(0.28)%	17.52%	17.12%
(2) Tier 1 capital ratio (5)/(7)	13.54%	(0.20)%	13.74%	13.30%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.90%	0.02%	11.88%	11.57%
(4) Total capital	12,466.9	884.7	11,582.1	11,993.8
(5) Tier 1 capital	9,791.8	704.5	9,087.3	9,321.8
(6) Common Equity Tier 1 capital	8,611.2	756.5	7,854.6	8,105.3
(7) Risk weighted assets	72,316.7	6,225.8	66,090.9	70,039.3
(8) Required Capital (7)×8%	5,785.3	498.0	5,287.2	5,603.1

MUTB Non-consolidated	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)	As of September 30, 2014
(1) Total capital ratio (4)/(7)	19.16%	0.64%	18.51%	19.61%
(2) Tier 1 capital ratio (5)/(7)	14.90%	0.52%	14.37%	14.95%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.35%	0.62%	13.72%	14.29%
(4) Total capital	2,318.9	249.9	2,068.9	2,175.5
(5) Tier 1 capital	1,803.5	196.8	1,606.6	1,658.0
(6) Common Equity Tier 1 capital	1,736.4	202.6	1,533.7	1,585.2
(7) Risk weighted assets	12,099.1	925.3	11,173.8	11,089.6
(8) Required Capital (7)×8%	967.9	74.0	893.9	887.1

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2015 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	23,586	0.02%	27,479	0.02%	(3,892)	(0.00)%
Non-accrual delinquent loans	811,478	0.74%	1,046,663	1.02%	(235,185)	(0.28)%
Accruing loans contractually past due 3 months or more	51,034	0.04%	50,076	0.04%	958	(0.00)%
Restructured loans	653,839	0.59%	581,309	0.57%	72,530	0.02%
Total risk monitored loans	1,539,939	1.40%	1,705,529	1.67%	(165,589)	(0.26)%
Total loans and bills discounted	109,368,340		101,938,907		7,429,432

Written-off	478,168		521,879		(43,711)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2015 (A)	% to total risk monitored loans	As of March 31, 2014 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	995,784	64.66%	938,483	55.02%	57,301	9.63%
General allowance for credit losses	766,272		629,209		137,062
Specific allowance for credit losses	228,297		307,883		(79,585)
Allowance for credit to specific foreign borrowers	1,214		1,390		(175)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,242,070	1,375,201	(133,130)
Overseas	297,868	330,327	(32,458)
Asia	108,805	89,008	19,796
Indonesia	4,348	3,102	1,245
Singapore	1,082	27	1,055
Thailand	88,049	66,812	21,236
Hong Kong	—	781	(781)
China	110	126	(15)
Other	15,214	18,158	(2,944)
Americas	100,784	114,988	(14,204)
Europe, Middle East and Other	88,279	126,330	(38,050)

Total	1,539,939	1,705,529	(165,589)

Classified by Industry	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,242,070	1,375,201	(133,130)
Manufacturing	346,306	263,319	82,986
Construction	26,871	37,945	(11,074)
Wholesale and retail	211,910	246,120	(34,209)
Finance and insurance	5,681	8,106	(2,424)
Real estate, goods rental and leasing	121,771	197,128	(75,356)
Services	82,905	107,142	(24,236)
Other industries	44,908	65,548	(20,640)
Consumer	401,716	449,891	(48,175)
Overseas	297,868	330,327	(32,458)
Financial institutions	8,496	24,238	(15,742)
Commercial and industrial	120,954	137,049	(16,094)
Other	168,418	169,039	(621)

Total	1,539,939	1,705,529	(165,589)

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2015 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	14,913	0.01%	20,637	0.02%	(5,723)	(0.00)%
Non-accrual delinquent loans	606,554	0.73%	863,900	1.08%	(257,345)	(0.35)%
Accruing loans contractually past due 3 months or more	55,538	0.06%	57,177	0.07%	(1,639)	(0.00)%
Restructured loans	483,795	0.58%	401,102	0.50%	82,693	0.08%
Total risk monitored loans	1,160,802	1.40%	1,342,818	1.68%	(182,015)	(0.28)%
Total loans and bills discounted	82,740,384		79,495,010		3,245,373

Written-off	340,284		353,636		(13,352)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2015 (A)	% to total risk monitored loans	As of March 31, 2014 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	644,579	55.52%	651,662	48.52%	(7,082)	6.99%
General allowance for credit losses	492,721		401,533		91,187
Specific allowance for credit losses	150,643		248,738		(98,095)
Allowance for credit to specific foreign borrowers	1,214		1,390		(175)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,034,888	1,168,147	(133,258)
Overseas	125,913	174,670	(48,757)
Asia	16,510	21,592	(5,082)
Indonesia	1,397	1,312	84
Singapore	—	27	(27)
Thailand	—	1,401	(1,401)
Hong Kong	—	781	(781)
China	—	—	—
Other	15,113	18,069	(2,956)
Americas	21,123	29,489	(8,365)
Europe, Middle East and Other	88,279	123,588	(35,309)

Total	1,160,802	1,342,818	(182,015)

Classified by Industry

	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,034,888	1,168,147	(133,258)
Manufacturing	326,239	250,801	75,438
Construction	26,136	37,171	(11,035)
Wholesale and retail	207,464	243,723	(36,259)
Finance and insurance	5,374	6,451	(1,077)
Real estate	106,276	178,365	(72,088)
Goods rental and leasing	4,914	3,744	1,169
Services	82,495	106,210	(23,715)
Other industries	44,024	64,513	(20,489)
Consumer	231,963	277,163	(45,199)
Overseas	125,913	174,670	(48,757)
Financial institutions	7,298	24,140	(16,842)
Commercial and industrial	40,586	56,056	(15,470)
Other	78,029	94,473	(16,444)

Total	1,160,802	1,342,818	(182,015)

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2015 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	476	0.00%	491	0.00%	(15)	(0.00)%
Non-accrual delinquent loans	23,093	0.18%	27,099	0.22%	(4,006)	(0.04)%
Accruing loans contractually past due 3 months or more	405	0.00%	866	0.00%	(461)	(0.00)%
Restructured loans	21,460	0.17%	15,808	0.13%	5,651	0.03%
Total risk monitored loans	45,434	0.36%	44,266	0.37%	1,168	(0.01)%
Total loans and bills discounted	12,609,827		11,909,155		700,671

Written-off	11,918		14,136		(2,218)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2015 (A)	% to total risk monitored loans	As of March 31, 2014 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	38,549	84.84%	36,821	83.18%	1,727	1.66%
General allowance for credit losses	32,000		28,013		3,987
Specific allowance for credit losses	6,548		8,807		(2,259)
Allowance for credit to specific foreign borrowers	0		0		(0)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	44,340	41,512	2,828
Overseas	1,094	2,754	(1,660)
Asia	1,082	—	1,082
Indonesia	—	—	—
Singapore	1,082	—	1,082
Thailand	—	—	—
Hong Kong	—	—	—
China	—	—	—
Other	—	—	—
Americas	12	13	(0)
Europe, Middle East and Other	—	2,741	(2,741)

Total	45,434	44,266	1,168

Classified by Industry	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	44,340	41,512	2,828
Manufacturing	20,036	12,487	7,548
Construction	714	744	(30)
Wholesale and retail	4,254	2,172	2,082
Finance and insurance	282	1,628	(1,345)
Real estate	10,480	14,815	(4,335)
Goods rental and leasing	—	—	—
Services	385	900	(515)
Other industries	878	1,029	(151)
Consumer	7,308	7,733	(425)
Overseas	1,094	2,754	(1,660)
Financial institutions	1,082	—	1,082
Commercial and industrial	—	2,741	(2,741)
Other	12	13	(0)

Total	45,434	44,266	1,168

16

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2015 (A)	% to total loans and bills discounted	As of March 31, 2014 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	3	0.01%	70	0.22%	(66)	(0.20)%
Non-accrual delinquent loans	0	0.00%	0	0.00%	(0)	(0.00)%
Accruing loans contractually past due 3 months or more	165	0.61%	163	0.51%	2	0.09%
Restructured loans	751	2.78%	1,371	4.31%	(620)	(1.53)%
Total risk monitored loans	921	3.41%	1,606	5.05%	(684)	(1.64)%
Total loans and bills discounted	27,008		31,782		(4,774)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	81	95	(14)

(3) Classification of Risk-Monitored Loans

Classified by Industry
	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	921	1,606	(684)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	688	814	(126)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	232	791	(558)

Total	921	1,606	(684)

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					89,866		94,054	(4,188)
Doubtful					571,436		848,304	(276,867)
Special Attention					561,985		475,767	86,218
Non Performing Loans (1)					1,223,289		1,418,127	(194,837)

Normal					104,112,357		99,058,578	5,053,779
Total					105,335,646		100,476,705	4,858,941

Non Performing Loans / Total					1.16%		1.41%	(0.25)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					940,856		1,108,904	(168,048)
Allowance for credit losses					321,940		378,600	(56,660)
Collateral, guarantees, etc.					618,916		730,304	(111,388)

Coverage ratio (2) / (1)					76.91%		78.19%	(1.28)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	89,866		1,191		88,674			100.00%
	[94,054	]	[1,151	]	[92,903	]		[100.00%]
Doubtful	571,436		153,008		300,448			79.35%
	[848,304	]	[252,773	]	[402,251	]		[77.21%]
Special Attention	561,985		167,740		229,792			70.73%
	[475,767	]	[124,675	]	[235,149	]		[75.63%]
Total	1,223,289		321,940		618,916			76.91%
	[1,418,127	]	[378,600	]	[730,304	]		[78.19%]
Note: The upper figures are as of March 31, 2015. The lower figures with brackets are as of March 31, 2014. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic					1,091,554		1,235,131	(143,577)
Manufacturing					347,914		267,151	80,762
Construction					26,937		38,178	(11,241)
Wholesale and retail					216,734		256,769	(40,034)
Finance and insurance					7,279		9,822	(2,543)
Real estate					118,470		196,572	(78,101)
Goods rental and leasing					4,922		3,744	1,177
Services					83,500		108,214	(24,714)
Other industries					45,901		68,620	(22,718)
Consumer					239,892		286,056	(46,163)
Overseas					131,735		182,995	(51,260)
Financial institutions					8,380		24,140	(15,759)
Commercial and industrial					45,312		64,368	(19,055)
Other					78,041		94,486	(16,445)
Total					1,223,289		1,418,127	(194,837)

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	87,955	91,524	(3,568)
Doubtful	549,635	822,431	(272,796)
Special Attention	539,334	458,280	81,053
Non Performing Loans (1)	1,176,925	1,372,236	(195,311)

Normal	91,117,065	86,906,340	4,210,725
Total	92,293,991	88,278,576	4,015,414

Non Performing Loans / Total	1.27%	1.55%	(0.27)%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	905,598	1,069,080	(163,481)
Allowance for credit losses	308,487	365,749	(57,262)
Collateral, guarantees, etc.	597,111	703,330	(106,219)

Coverage ratio (2) / (1)	76.94%	77.90%	(0.96)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	87,955		1,176		86,778		100.00%		100.00%
	[91,524	]	[1,136	]	[90,388	]	[100.00	%]	[100.00	%]
Doubtful	549,635		147,035		288,723		56.35%		79.28%
	[822,431	]	[244,560	]	[389,674	]	[56.51	%]	[77.11	%]
Special Attention	539,334		160,274		221,609		50.44%		70.80%
	[458,280	]	[120,052	]	[223,268	]	[51.08	%]	[74.91	%]
Total	1,176,925		308,487		597,111		53.20%		76.94%
	[1,372,236	]	[365,749	]	[703,330	]	[54.67	%]	[77.90	%]
Note: The upper figures are as of March 31, 2015. The lower figures with brackets are as of March 31, 2014.

(4) Classified by Industry

	(in millions of yen)
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic	1,046,284	1,191,996	(145,711)
Manufacturing	327,878	254,664	73,214
Construction	26,223	37,434	(11,211)
Wholesale and retail	212,480	254,596	(42,116)
Finance and insurance	6,996	8,194	(1,198)
Real estate	107,302	180,941	(73,639)
Goods rental and leasing	4,922	3,744	1,177
Services	83,115	107,314	(24,199)
Other industries	45,023	67,590	(22,567)
Consumer	232,343	277,514	(45,170)
Overseas	130,640	180,240	(49,599)
Financial institutions	7,298	24,140	(16,842)
Commercial and industrial	45,312	61,626	(16,313)
Other	78,029	94,473	(16,444)
Total	1,176,925	1,372,236	(195,311)

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					1,898		2,459	(560)
Doubtful					21,678		25,149	(3,470)
Special Attention					21,865		16,675	5,189
Non Performing Loans (1)					45,442		44,284	1,158

Normal					12,969,204		12,122,061	847,143
Total					13,014,647		12,166,345	848,301

Non Performing Loans / Total					0.34%		0.36%	(0.01)%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					34,572		38,522	(3,950)
Allowance for credit losses					13,453		12,851	602
Collateral, guarantees, etc.					21,118		25,671	(4,552)

Coverage ratio (2) / (1)					76.07%		86.98%	(10.91)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	1,898		14		1,883		100.00%	100.00%
	[2,459	]	[15	]	[2,444	]	[100.00%]	[100.00%]
Doubtful	21,678		5,972		11,623		59.40%	81.16%
	[25,149	]	[8,213	]	[11,922	]	[62.09%]	[80.06%]
Special Attention	21,865		7,465		7,611		52.37%	68.95%
	[16,675	]	[4,622	]	[11,305	]	[86.07%]	[95.51%]
Total	45,442		13,453		21,118		55.30%	76.07%
	[44,284	]	[12,851	]	[25,671	]	[69.04%]	[86.98%]
Note: The upper figures are as of March 31, 2015. The lower figures with brackets are as of March 31, 2014. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic					44,348		41,529	2,818
Manufacturing					20,036		12,487	7,548
Construction					714		744	(30)
Wholesale and retail					4,254		2,172	2,082
Finance and insurance					282		1,628	(1,345)
Real estate					10,480		14,815	(4,335)
Goods rental and leasing					—		—	—
Services					385		900	(515)
Other industries					878		1,029	(151)
Consumer					7,316		7,750	(434)
Overseas					1,094		2,755	(1,660)
Financial institutions					1,082		—	1,082
Commercial and industrial					—		2,741	(2,741)
Other					12		13	(0)
Total					45,442		44,284	1,158

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					12		70	(58)
Doubtful					122		723	(601)
Special Attention					786		811	(25)
Non Performing Loans (1)					921		1,606	(684)

Normal					26,086		30,176	(4,089)
Total					27,008		31,782	(4,774)

Non Performing Loans / Total					3.41%		5.05%	(1.64)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					686		1,301	(615)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					686		1,301	(615)

Coverage ratio (2) / (1)					74.50%		81.04%	(6.54)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	12		—		12			100.00%
	[70	]	[—	]	[70	]		[100.00%]
Doubtful	122		—		101			83.05%
	[723	]	[—	]	[654	]		[90.48%]
Special Attention	786		—		572			72.76%
	[811	]	[—	]	[576	]		[70.98%]
Total	921		—		686			74.50%
	[1,606	]	[—	]	[1,301	]		[81.04%]
Note: The upper figures are as of March 31, 2015. The lower figures with brackets are as of March 31, 2014.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2015 (A)		As of March 31, 2014 (B)	Increase (Decrease) (A) - (B)
Domestic					921		1,606	(684)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					688		814	(126)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					232		791	(558)
Total					921		1,606	(684)

21

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[88.6]		[0.4]	[0.7] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [89.8]	Loans to bankrupt borrowers [15.3]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [629.6]
Potentially Bankrupt Borrowers	[301.5]		[269.7]		56.46%	ii) Doubtful [571.3]

Borrowers Requiring Caution (Special Attention Borrowers)	[561.1]				50.52%	iii) Special Attention [561.1]	Accruing loans contractually past due 3 months or more [55.9]
							Restructured loans [505.2]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [104,086.2]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,222.3	1,206.2

						Total

						i) + ii) + iii) + iv)
						105,308.6

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

22

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014 (A)	As of March 31, 2015 (B)	(B) - (A)
Assets newly categorized during fiscal 2011	393,988	281,203	164,748	105,408	(59,340)
Assets newly categorized during fiscal 2012		340,637	204,404	94,261	(110,143)
Assets newly categorized during fiscal 2013			195,312	121,427	(73,884)
Assets newly categorized during fiscal 2014				98,674

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2015
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	11,368
Reconstructive treatment	13,553
Upgrade due to reconstructive treatment	4,703
Loan sold to secondary market	4,415
Write-offs	45,740
Others	295,258
Collection / Repayment	118,629
Upgrade	176,628

Total	375,039	35,340	339,698

Amount in process for disposition	81,844

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014 (A)	As of March 31, 2015 (B)	(B) - (A)
Assets newly categorized during fiscal 2011	27,155	17,759	2,252	2,157	(94)
Assets newly categorized during fiscal 2012		15,711	8,784	1,845	(6,938)
Assets newly categorized during fiscal 2013			6,315	3,069	(3,246)
Assets newly categorized during fiscal 2014				7,495

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2015
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	358
Write-offs	183
Others	12,256
Collection / Repayment	6,611
Upgrade	5,645

Total	12,798	907	11,891

Amount in process for disposition	1,992

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	69,435,019	496,674	68,938,344
Manufacturing	10,156,808	564,697	9,592,111
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	164,103	7,517	156,586
Construction	835,063	(1,662)	836,725
Utilities	1,699,548	2,024	1,697,524
Communication and information services	1,281,929	23,275	1,258,654
Transport and postal activities	2,170,341	(68,319)	2,238,660
Wholesale and retail	6,630,773	(61,647)	6,692,420
Finance and insurance	8,100,925	46,847	8,054,078
Real estate	8,526,443	(377,415)	8,903,858
Goods rental and leasing	1,799,424	252,977	1,546,447
Services	2,656,321	(31,392)	2,687,713
Municipal government	657,416	(135,815)	793,231
Other industries (including loans to the Japanese government)	24,755,909	275,585	24,480,324
Overseas offices and loans booked at offshore markets	26,027,568	3,462,069	22,565,499

Total	95,462,588	3,958,744	91,503,844

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	16,648,906	(448,090)	17,096,997
Housing loans	15,879,119	(468,583)	16,347,702
Residential purpose	13,486,267	(62,184)	13,548,451
Other	769,786	20,492	749,294
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	38,778,180	27,293	38,750,887
% to total domestic loans	55.84%	(0.36)%	56.21%

25

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	58,862,955	283,764	58,579,191
Manufacturing	8,055,533	566,086	7,489,447
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	159,724	7,973	151,751
Construction	727,686	(2,389)	730,075
Utilities	1,276,512	5,587	1,270,925
Communication and information services	1,056,906	82,770	974,136
Transport and postal activities	1,538,458	(42,871)	1,581,329
Wholesale and retail	5,663,432	1,486	5,661,946
Finance and insurance	5,997,672	(219,259)	6,216,931
Real estate	6,717,045	(344,832)	7,061,877
Goods rental and leasing	1,180,502	202,503	977,999
Services	2,481,575	(18,333)	2,499,908
Municipal government	645,826	(132,939)	778,765
Other industries (including loans to the Japanese government)	23,362,084	177,982	23,184,102
Overseas offices and loans booked at offshore markets	23,877,428	2,961,608	20,915,819

Total	82,740,384	3,245,373	79,495,010

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	15,318,592	(518,517)	15,837,110
Housing loans	14,555,405	(540,226)	15,095,632
Residential purpose	12,353,090	(161,146)	12,514,237
Other	763,187	21,709	741,477
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	33,487,119	(304,103)	33,791,222
% to total domestic loans	56.88%	(0.79)%	57.68%

26

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	10,459,686	200,211	10,259,475
Manufacturing	2,101,275	(1,389)	2,102,664
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,379	(456)	4,835
Construction	107,377	727	106,650
Utilities	423,036	(3,563)	426,599
Communication and information services	225,023	(59,495)	284,518
Transport and postal activities	628,325	(25,911)	654,236
Wholesale and retail	967,341	(63,133)	1,030,474
Finance and insurance	2,103,253	266,106	1,837,147
Real estate	1,799,485	(30,518)	1,830,003
Goods rental and leasing	618,922	50,474	568,448
Services	174,740	(13,055)	187,795
Municipal government	6,185	(2,758)	8,943
Other industries (including loans to the Japanese government)	1,300,334	83,181	1,217,153
Overseas offices and loans booked at offshore markets	2,150,140	500,460	1,649,679

Total	12,609,827	700,671	11,909,155

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	1,318,897	72,595	1,246,302
Housing loans	1,312,423	73,762	1,238,661
Residential purpose	1,122,847	100,696	1,022,150
Other	6,474	(1,167)	7,641

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	5,187,649	319,043	4,868,606
% to total domestic loans	49.59%	2.14%	47.45%

27

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Domestic offices (excluding loans booked at offshore markets)	112,376	12,699	99,677
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	3,558	463	3,095
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	9,913	(2,065)	11,978
Goods rental and leasing	—	—	—
Services	6	(4)	10
Municipal government	5,405	(118)	5,523
Other industries (including loans to the Japanese government)	93,491	14,422	79,069
Overseas offices and loans booked at offshore markets	—	—	—

Total	112,376	12,699	99,677

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Total domestic consumer loans	11,415	(2,168)	13,584
Housing loans	11,290	(2,118)	13,409
Residential purpose	10,329	(1,734)	12,064
Other	125	(49)	175
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Outstanding amount	103,412	12,353	91,059
% to total domestic loans	92.02%	0.66%	91.35%

28

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Asia	7,541,312	442,095	7,099,216
Thailand	244,432	(709,450)	953,883
Indonesia	929,135	165,549	763,586
Malaysia	474,067	91,974	382,093
Philippines	215,453	49,581	165,872
South Korea	528,505	57,562	470,942
Singapore	1,420,775	222,035	1,198,740
Hong Kong	2,108,563	339,861	1,768,701
China	182,688	28,671	154,017
Taiwan	351,926	80,232	271,693
Others	1,085,763	116,078	969,684
Latin America	3,876,193	962,686	2,913,506
Argentina	4,000	(6,712)	10,712
Brazil	632,381	214,012	418,369
Mexico	413,427	218,574	194,853
Caribbean countries	2,331,856	424,472	1,907,384
Others	494,528	112,339	382,188
North America	7,230,466	1,820,557	5,409,909
United States of America	6,906,459	1,764,707	5,141,751
Canada	324,007	55,849	268,158
Western Europe	4,924,962	521,022	4,403,939
United Kingdom	1,990,590	440,214	1,550,376
Germany	457,174	36,615	420,559
France	332,359	(49,619)	381,979
Netherlands	712,586	58,543	654,042
Spain	153,363	(119,055)	272,419
Italy	207,639	(41,078)	248,718
Others	1,071,247	195,403	875,844
Eastern Europe	349,311	(186,344)	535,655
Others	3,875,726	405,540	3,470,186

Total	27,797,972	3,965,558	23,832,414

Note:	In addition to the (non-consolidated basis) loan balance stated above, four major overseas subsidiaries have the following loan balances in the consolidated financial statements.
MUFG Americas Holdings Corporation: ¥9,150,190 million (a 2,043,355 million yen increase as compared with March 31, 2014.)
Bank of Ayudhya Public Company Limited: ¥3,572,237 million (a 1,504,994 million yen increase as compared with March 31, 2014.)
Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥1,619,319 million (a 201,454 million yen increase as compared with March 31, 2014.)
Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥674,193 million (a 75,374 million yen decrease as compared with March 31, 2014.)

29

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deposits (ending balance)	137,332,320	5,210,655	132,121,665
Deposits (average balance)	132,006,899	5,737,238	126,269,660
Loans (ending balance)	95,350,211	3,946,045	91,404,166
Loans (average balance)	94,794,286	5,804,646	88,989,640

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deposits (ending balance)	124,590,909	4,954,387	119,636,522
Deposits (average balance)	119,381,226	5,488,451	113,892,775
Loans (ending balance)	82,740,384	3,245,373	79,495,010
Loans (average balance)	82,699,437	5,096,745	77,602,691

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deposits (ending balance)	12,741,410	256,268	12,485,142
Deposits (average balance)	12,625,672	248,787	12,376,884
Loans (ending balance)	12,609,827	700,671	11,909,155
Loans (average balance)	12,094,849	707,900	11,386,949

30

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Individuals	70,415,191	1,547,897	68,867,293
Corporations and others	47,449,145	1,724,573	45,724,572
Domestic deposits	117,864,337	3,272,471	114,591,866

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Individuals	62,194,037	1,625,616	60,568,421
Corporations and others	44,264,741	1,581,927	42,682,813
Domestic deposits	106,458,778	3,207,543	103,251,234

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Individuals	8,221,154	(77,718)	8,298,872
Corporations and others	3,184,404	142,645	3,041,758
Domestic deposits	11,405,559	64,927	11,340,631

Note:	Amounts do not include negotiable certificates of deposit and JOM accounts.

31

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deferred tax assets	571.1	(16.5)	587.6
Allowance for credit losses	281.1	(12.9)	294.1
Write-down on investment securities	96.0	(33.1)	129.2
Unrealized losses on other securities	13.3	(13.9)	27.2
Reserve for retirement benefits	105.3	10.8	94.4
Other	205.8	(20.0)	225.9
Valuation allowance	(130.5)	52.7	(183.3)
Deferred tax liabilities	1,156.5	499.4	657.0
Unrealized gains on other securities	925.2	454.5	470.7
Net deferred gains on hedges	74.5	50.4	24.1
Revaluation gains on securities upon merger	69.6	(1.0)	70.6
Gains on securities contributed to employees’ retirement benefits trust	52.6	(5.3)	58.0
Other	34.3	0.8	33.4
Net deferred tax assets	(585.3)	(515.9)	(69.3)

(2) Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2009	FY2010	FY2011	FY2012	FY2013	FY2014
Net business profits before provision for general allowance for credit losses	863.1	1,006.5	1,022.8	1,001.5	855.9	931.4
Total credit costs	(337.8)	(166.1)	(125.3)	(56.6)	17.0	(70.7)
Income before income taxes	460.1	674.4	739.5	877.4	984.7	860.2
Reconciliation to taxable income	(3.7)	(24.0)	(305.1)	(561.4)	(336.2)	(15.0)
Taxable income	456.3	650.3	434.3	316.0	648.5	845.2

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

32

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Deferred tax assets	63.5	21.3	42.2
Deferred losses on hedging instruments	27.2	17.0	10.2
Allowance for credit losses	14.5	(0.0)	14.5
Gain on securities related to employees’ retirement benefits trust	14.3	(0.1)	14.5
Write-down on investment securities	10.4	(3.2)	13.7
Other	34.7	(0.2)	34.9
Valuation allowance	(37.7)	8.0	(45.8)
Deferred tax liabilities	353.1	149.5	203.6
Unrealized gains on other securities	301.4	147.9	153.4
Reserve for retirement benefits	38.9	1.3	37.6
Other	12.7	0.2	12.5
Net deferred tax assets	(289.6)	(128.2)	(161.4)

(2) Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2009	FY2010	FY2011	FY2012	FY2013	FY2014
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	110.2	150.4	148.1	162.2	162.9	190.4
Total credit costs	(23.7)	(8.0)	(9.2)	(8.6)	18.0	(0.4)
Income before income taxes	52.0	101.9	113.5	173.5	184.4	201.4
Reconciliation to taxable income	23.3	(80.1)	(30.2)	(84.9)	(94.3)	(42.3)
Taxable income	75.3	21.7	83.3	88.6	90.1	159.0

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

33

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Projected benefit obligation (reserve type)	(A)	2,319,665	348,717	1,970,947
Projected benefit obligation (non-reserve type)	(B)	49,120	10,811	38,308
Fair value of plan assets	(C)	(2,811,425)	(392,984)	(2,418,441)
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(442,640)	(33,454)	(409,185)
Net defined benefit liability		62,121	10,469	51,651
Net defined benefit asset		(504,761)	(43,924)	(460,836)
(2) Net periodic cost of retirement benefits
		(in millions of yen)
		For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		47,925	(10,150)	58,076
Service cost		55,476	1,261	54,214
Interest cost		40,110	2,976	37,133
Expected return on plan assets		(85,879)	(8,115)	(77,764)
Amortization of unrecognized prior service cost		(8,827)	(2,182)	(6,644)
Amortization of unrecognized net actuarial loss		36,844	(6,359)	43,203
Other		10,202	2,268	7,934

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2015
Discount rates	Domestic consolidated subsidiaries	0.00% ~ 1.60%
	Overseas consolidated subsidiaries	3.30% ~ 10.77%
Expected return	Domestic consolidated subsidiaries	0.59% ~ 4.20%
	Overseas consolidated subsidiaries	3.60% ~ 10.77%

34

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Projected benefit obligation	(A)	1,486,447	194,338	1,292,108
Discount rates		0.6% ~ 1.0%		1.1% ~ 1.5%
Fair value of plan assets	(B)	1,683,730	229,627	1,454,102
Prepaid pension cost	(C)	225,683	(48,128)	273,812
Reserve for retirement benefits	(D)	6,953	(284)	7,238
Total amount unrecognized	(A) - (B) + (C) - (D)	21,447	(83,132)	104,580
Unrecognized net actuarial loss		35,653	(85,551)	121,205
Unrecognized prior service cost		(14,205)	2,418	(16,624)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
Net periodic cost of retirement benefits		41,529	1,326	40,203
Service cost		29,731	160	29,571
Interest cost		18,134	203	17,931
Expected return on plan assets		(33,751)	2,069	(35,821)
Amortization of unrecognized prior service cost		(4,220)	11	(4,231)
Amortization of unrecognized net actuarial loss		21,282	(3,052)	24,334
Other		10,354	1,934	8,419

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2015 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2014 (B)
Projected benefit obligation	(A)	319,864	35,598	284,265
Discount rates		0.8% ~ 1.1%		1.4%
Fair value of plan assets	(B)	592,631	72,585	520,045
Prepaid pension cost	(C)	239,117	14,535	224,581
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	(33,649)	(22,451)	(11,197)
Unrecognized net actuarial loss		(28,220)	(26,360)	(1,860)
Unrecognized prior service cost		(5,428)	3,908	(9,337)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2015 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2014 (B)
Net periodic cost of retirement benefits		(8,434)	(6,497)	(1,936)
Service cost		5,597	(431)	6,029
Interest cost		4,053	(380)	4,434
Expected return on plan assets		(21,683)	(2,181)	(19,501)
Amortization of unrecognized prior service cost		(3,908)	(0)	(3,908)
Amortization of unrecognized net actuarial loss		6,757	(3,594)	10,352
Other		748	91	657

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of March 2015 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of March 2015 was ¥3.39 trillion in total, an increase of ¥0.46 trillion from the balance as of the end of March 2014, mainly due to increases in CLOs and Other securitized products.

•	Net unrealized losses were ¥4 billion, improved by ¥25 billion compared to the end of March 2014.

•	P/L impact for the fiscal year ended March 31, 2015 was ¥1 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2014	Net unrealized gains (losses)	Change from end of March 2014	Balance	Net unrealized gains (losses)
1	RMBS	21	(3)	4	1	0	0
2	Sub-prime RMBS	0	0	0	0	0	0
3	CMBS	405	23	3	16	216	(1)
4	CLOs	2,878	406	(13)	8	1,987	(6)
5	Other securitized products (card, etc.)	86	34	2	1	20	0
6	CDOs	0	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	0	0	0	0

9	Total	3,390	460	(4)	25	2,224	(7)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses). The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 87% of our investments in securitized products as of the end of March 2015, an increase of 7 percentage points compared with the end of March 2014, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 97% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	3	0	11	5	0	21
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	169	237	0	0	0	0	405
13	CLOs	2,747	79	49	2	0	0	2,878
14	Other securitized products (card, etc.)	28	24	1	0	0	34	86
15	CDOs	0	0	0	0	0	0	0
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,946	342	50	13	6	34	3,390

19	Percentage of total	87%	10%	1%	0%	0%	1%	100%
20	Percentage of total (End of March 2014)	80%	18%	1%	1%	0%	0%	100%

37

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan (LBO loan)]

•	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2015.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2014
21	LBO Loan[3] (Balance on a commitment basis)	22	113	0	339	474	138
22	Balance on a booking basis	9	92	0	305	406	130

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2015 was ¥4.80 trillion (including ¥2.33 trillion in overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Assets:
Cash and due from banks	20,351,570	33,122,906
Call loans	250,480	274,077
Receivables under resale agreements	408,020	29,243
Receivables under securities borrowing transactions	2,692,329	341,200
Monetary claims bought	3,167,447	3,727,386
Trading assets	4,820,098	5,764,317
Money held in trust	61,589	31,132
Securities	56,790,753	52,873,408
Loans and bills discounted	79,495,010	82,740,384
Foreign exchanges	1,969,809	2,013,104
Other assets	4,954,602	6,224,547
Tangible fixed assets	863,197	873,973
Intangible fixed assets	390,164	398,550
Prepaid pension costs	273,812	225,683
Customers’ liabilities for acceptances and guarantees	5,854,841	6,657,095
Allowance for credit losses	(651,662)	(644,579)

Total assets	181,692,063	194,652,431

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Liabilities:
Deposits	119,636,522	124,590,909
Negotiable certificates of deposit	10,507,938	10,985,081
Call money	1,774,023	1,084,494
Payables under repurchase agreements	10,273,695	8,957,252
Payables under securities lending transactions	2,048,950	2,369,378
Commercial papers	940,728	1,265,562
Trading liabilities	3,323,941	4,344,146
Borrowed money	9,505,089	11,724,531
Foreign exchanges	1,070,165	1,694,556
Bonds payable	4,202,748	4,791,846
Other liabilities	2,867,300	4,902,001
Reserve for bonuses	17,704	28,161
Reserve for bonuses to directors	147	143
Reserve for retirement benefits	7,238	6,953
Reserve for loyalty award credits	1,121	1,217
Reserve for contingent losses	42,057	41,195
Deferred tax liabilities	69,390	585,351
Deferred tax liabilities for land revaluation	149,763	133,940
Acceptances and guarantees	5,854,841	6,657,095

Total liabilities	172,293,369	184,163,819

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,907,680	3,066,001
Revenue reserve	190,044	190,044
Other retained earnings	2,717,635	2,875,957
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,997,006	2,155,328
Treasury stock	(255,700)	(645,700)

Total shareholders’ equity	8,242,213	8,010,535

Net unrealized gains (losses) on other securities	889,003	2,086,911
Net deferred gains (losses) on hedging instruments	42,858	155,143
Land revaluation excess	224,619	236,022

Total valuation and translation adjustments	1,156,480	2,478,076

Total net assets	9,398,694	10,488,611

Total liabilities and net assets	181,692,063	194,652,431

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Ordinary income	2,921,537	2,856,450
Interest income	1,506,973	1,600,411
Interest on loans and bills discounted	977,439	986,729
Interest and dividends on securities	415,873	472,622
Fees and commissions	617,805	676,444
Trading income	109,734	127,622
Other business income	375,561	330,096
Other ordinary income	311,462	121,876
Ordinary expenses	1,919,428	1,953,818
Interest expenses	350,920	364,034
Interest on deposits	98,616	112,059
Fees and commissions	145,162	163,039
Trading expenses	1,321	—
Other business expenses	161,152	100,188
General and administrative expenses	1,123,952	1,202,730
Other ordinary expenses	136,918	123,825

Ordinary profits	1,002,109	902,632

Extraordinary gains	16,299	3,376
Extraordinary losses	33,618	45,745

Income before income taxes	984,789	860,263

Income taxes - current	250,648	299,349
Refund of income taxes	(2,563)	(29,639)
Income taxes - deferred	86,446	18,775

Total taxes	334,531	288,485

Net income	650,257	571,778

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Assets:
Cash and due from banks	1,480,594	4,445,069
Call loans	326,754	129,117
Monetary claims bought	15,603	1,383
Trading assets	316,744	438,754
Money held in trust	13,799	13,256
Securities	14,974,915	17,186,742
Loans and bills discounted	11,909,155	12,609,827
Foreign exchanges	7,742	24,891
Other assets	632,798	654,237
Tangible fixed assets	152,478	148,449
Intangible fixed assets	52,025	53,216
Prepaid pension costs	224,581	239,117
Customers’ liabilities for acceptances and guarantees	223,905	365,822
Allowance for credit losses	(36,821)	(38,549)

Total assets	30,294,278	36,271,336

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Liabilities:
Deposits	12,485,142	12,741,410
Negotiable certificates of deposit	4,904,701	4,837,879
Call money	720,541	1,354,566
Payables under repurchase agreements	4,756,689	5,849,069
Payables under securities lending transactions	1,344,692	2,558,657
Commercial papers	266,840	516,964
Trading liabilities	78,403	160,122
Borrowed money	1,235,202	1,851,860
Foreign exchanges	291	3,439
Short-term bonds payable	—	79,995
Bonds payable	430,292	687,935
Due to trust accounts	1,401,922	1,796,031
Other liabilities	446,504	961,027
Reserve for bonuses	4,415	4,319
Reserve for bonuses to directors	77	67
Reserve for contingent losses	12,641	7,146
Deferred tax liabilities	161,438	289,642
Deferred tax liabilities for land revaluation	5,262	4,728
Acceptances and guarantees	223,905	365,822

Total liabilities	28,478,966	34,070,687

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	802,540	858,520
Revenue reserve	73,714	73,714
Other retained earnings	728,826	784,806
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	589,621	645,601

Total shareholders’ equity	1,539,134	1,595,114

Net unrealized gains (losses) on other securities	301,487	665,776
Net deferred gains (losses) on hedging instruments	(18,503)	(57,003)
Land revaluation excess	(6,806)	(3,237)

Total valuation and translation adjustments	276,177	605,534

Total net assets	1,815,312	2,200,649

Total liabilities and net assets	30,294,278	36,271,336

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Ordinary income	538,198	531,226
Trust fees	79,991	86,728
Interest income	218,455	237,600
Interest on loans and bills discounted	94,032	91,429
Interest and dividends on securities	119,338	139,435
Fees and commissions	120,206	127,346
Trading income	11,984	25,373
Other business income	54,840	19,170
Other ordinary income	52,720	35,006
Ordinary expenses	343,120	321,147
Interest expenses	59,125	65,559
Interest on deposits	23,345	22,291
Fees and commissions	27,227	29,067
Trading expenses	500	—
Other business expenses	56,321	26,485
General and administrative expenses	187,340	188,518
Other ordinary expenses	12,605	11,516

Ordinary profits	195,077	210,078

Extraordinary gains	650	204
Extraordinary losses	11,280	8,874

Income before income taxes	184,448	201,408

Income taxes - current	33,477	62,411
Income taxes - deferred	14,644	(1,760)

Total taxes	48,122	60,651

Net income	136,326	140,757

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Assets:
Loans and bills discounted	99,677	112,376
Securities	55,572,673	58,086,929
Beneficiary rights to the trust	43,107,562	49,353,240
Securities held in custody accounts	2,979,912	3,172,363
Monetary claims	11,307,556	10,619,079
Tangible fixed assets	9,804,352	10,805,072
Intangible fixed assets	206,970	192,554
Other claims	5,202,507	5,040,404
Call loans	1,988,311	2,307,474
Due from banking account	1,945,120	3,184,730
Cash and due from banks	2,402,507	3,449,102

Total	134,617,151	146,323,327

Liabilities:
Money trusts	21,176,266	23,452,525
Pension trusts	13,945,101	15,360,655
Property formation benefit trusts	9,871	8,340
Investment trusts	42,523,279	48,930,372
Money entrusted other than money trusts	2,770,558	3,218,827
Securities trusts	5,070,063	5,066,024
Monetary claim trusts	11,298,129	10,266,613
Equipment trusts	34,924	44,498
Land and fixtures trusts	83,043	82,369
Composite trusts	37,705,915	39,893,100

Total	134,617,151	146,323,327

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Assets:
Loans and bills discounted	31,782	27,008
Securities	68,484	104,557
Other	1,226,192	1,624,592

Total	1,326,459	1,756,157

Liabilities:
Principal	1,324,411	1,738,140
Allowance for bad debts	95	81
Other	1,953	17,936

Total	1,326,459	1,756,157

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2014	As of March 31, 2015
Total funds	52,521,082	56,400,812

Deposits	12,485,142	12,741,410
Negotiable certificates of deposit	4,904,701	4,837,879
Money trusts	21,176,266	23,452,525
Pension trusts	13,945,101	15,360,655
Property formation benefit trusts	9,871	8,340

Loans and bills discounted	12,008,833	12,722,204

Banking account	11,909,155	12,609,827
Trust account	99,677	112,376

Investment securities	70,547,588	75,273,672

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46